FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

FINAL TRANSCRIPT

Thomson StreetEventsSM

C — Airline Industry Conference

Event Date/Time: Jun. 07. 2005 / 2:00PM ET

streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

CORPORATE PARTICIPANTS

Mike Mauer
Citigroup — Director, Global Loans

Reno Bianchi
Citigroup — Director, Corporate Bond Research

Doug Parker
America West Holdings Corp. — President, Chairman and CEO

Gordon Bethune
Continental Airlines — Retired Chairman and CEO

PRESENTATION

Mike Mauer - Citigroup — Director, Global Loans

Good afternoon. I am Mike Mauer. I run the global loans business here at Citigroup and I would like to thank everyone for coming today. I think we have got a great conference set up. We have got Doug Parker, from America West, who will speak to the proposed merger with USAir. We’ve got a collateral panel -valuation panel that will go through details around route valuations as well as going into equipment valuations.

In addition, we have a restructuring panel that will spend time talking about section 11-10 which has had a lot of interesting news and noise around it related to UAL over the past four to six months as well as going through a detailed discussion on labor and pension as it relates to the restructuring process. And lastly, we have Gordon Bethune, who will come in and give us his insight on the industry today.

As we here at Citigroup thought about the topic for our conference this year, we try to focus on several things. One was what is top of mind from a standpoint of investors, what is very active from an industry — when we talked about top industries there were two or three, obviously, airlines and auto were at the top and where were we Citi, very active from a financial standpoint so that we can dovetail all of those and the airline industry obviously came out at the top and that is why we are here.

From a demand standpoint the industry is probably in the best shape it has been since 2001 going into the summer season. That having been said, it continues to have many challenges and issues. There are bankruptcies going on at the low cost carriers. There is the traditional majors and all are operating in an extremely competitive environment.

As most of you are aware, we have done financing across the industry a lot recently for Continental, Northwest, American, UAL. We are focused on financing going forward and we are working on several. We are looking at everything from unsecured, which are rare, that you can get comfortable with, to secured but the secured flavors are anything from existing equipment, new equipment that’s coming, routes and other assets that all of these carriers have so from our standpoint, and hopefully from yours, this is an opportune time to have this conference and I think we have got a great lineup.

I am going to pass over to partner, Reno Bianchi, and we’ll get this kicked off. Thank you again.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Thank you. Good afternoon, everyone. I am Reno Bianchi, I am fixed income (ph) transportation analyst for Citigroup. I have a few roles to play today and I will introduce the speakers, I will moderate the panel, and, most importantly, try to make sure that we stay within the timeline of this conference. We are trying to adjourn the conference by about 5:00 p.m.

Our opening keynote speaker is Doug Parker, chairman, president and chief executive officer of America West Airlines and America West Holding Company — Corporation. Excuse me. Doug joined America West in 1995, previous to joining America

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

West he spent four years at Northwest Airlines and five years at American Airlines. He was promoted to his current position in September 2001, and unless I am wrong, I believe that Doug, along with Joe Leonard and David Nilon is CEO, airline CEO, with one of the longest tenures in the industry right now.

He has steered the company during a very difficult time and we were pleased in 2001, 2002 to assist the company at the time of AcSB loan application and he did a remarkable job. America West Airline was only one of the two airlines in the last three quarters of 2003 that posted a bottom line profit.

In 2003 the stock appreciated 580%, which was the third best performance on the American Stock Exchange.

More recently, Doug is being quite vocal about the need for the industry to consolidate and nobody can blame the man won’t be a man of his own words. As a matter of fact, he is now the architect right now of the proposed merger between America West and US Airways. Without further ado, it is my pleasure now to introduce Doug Parker.

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Thank you Reno and thank you all for being here. I am going to take you just here a little bit about how we are doing now currently at America West and get into a little detail on our proposed merger with US Airways. I am going to give you some forward-looking statements.

The recent performance of America West has been actually quite strong on all of the things that we could control. That is revenues, operations, cost excluding fuel, each of those metrics, we are doing actually probably as well as we have ever done at the company and first, in regard to revenues we have continued to post record load factors throughout our system for a number of months now and at the same time we have actually recently begun seeing an improvement in yields on a year over year basis.

So the combination of that results in our revenue per ASM, which is our industries measure of unit revenues, up 7.8% in the first quarter of 2005, which was up more than any other major airline, a very nice performance for us. The month of March of 2005 actually was the highest unit revenue month in the history of America West Airlines, passing June of 2000, which was the peak of the peak. So the revenue performance is as good as it has ever been, at America West in particular. We have seen much more momentum and relative improvement than the rest of the industry and we feel very good about that.

Our operations have been outstanding. We were the number one major in terms of on time performance in March, we were number two in April. May, while the industry results are not in yet, we know how we did and we did just as well as we did in March and April and in June we are off to another very good start. So our people are doing a fantastic job of taking care of our customers and taking care of record numbers of them.

And as we are doing all of that we are doing it efficiently. Our first quarter cost per ASM if you exclude fuel of 6.37 cents is one of the best in the industry, it is third lowest of the majors, behind only Southwest and jetBlue.

One thing we can’t control, or one of the things we can’t control, are fuel prices and they continue to increase. This chart just shows 2004 fuel prices by month and then our forecast for 2005, with some actuals and what you see is. 2004 we thought was about as high as we were going to see in terms of jet fuel prices. 2005 had been a good bit higher. And on a full year basis now it looks like our fuel expense in 2005 is going to be a hundred and forty-odd million dollars higher than our 2004 expense. All of that related to price, it is not volume-related. So price alone is driving about $140 million of increased expense, which makes thing difficult.

In this environment we are doing better than our peers. This chart just shows first quarter 2005 pretax margin and what you see is we at America West, while we posted a small loss, we were essentially break even. That put us third amongst the major

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

airlines, just behind Southwest and jetBlue in terms of relative margin performance and well in excess of most of the others in the industry.

So the outlook now at America West as we look forward is much the same, that is, the revenue trends are very encouraging, they are actually improving. As we move into the second quarter we are continuing to post record load factors in the quarter. Our yields continue to improve on a year over year basis and we now expect our unit revenues in the second quarter of ‘04 to be up double digits versus where we were in the first quarter — sorry, versus second quarter of ‘03. I am sorry I’m completely wrong. Second quarter of ‘05 versus second quarter of ‘04, of course. So the year over year basis double digit improvement which is better than 7.8% we posted in the first quarter. It is going to be better than you hear from any other major airline. We are extremely happy with the revenue trends.

Fuel prices, however, continue to increase and offset that improvement in revenues. The second quarter fuel price is going to be about 20% higher than our first quarter fuel price. That is about 25% — $0.25 increase. It used to be fuel prices were about $0.40 in total, now they go up $0.25 from one quarter to the next and no one seems to even notice because they are so high. A $0.25 increase obviously has a big impact and offsets the improvement we had in the revenues.

So — and even more importantly, I think the futures markets now project crude oil to be above $50 a barrel through 2011, which is as far out as the curve goes. This is, I think, probably as noteworthy as anything and one of the things that have got all of us thinking, I think, properly, about the long term prospects for our industry and where we need to be. If, in fact, fuel prices are going to be above $50 a barrel for the foreseeable future, the models we all have in place need to be modified.

And it’s in that context that we have decided to take a look at a proposed merger with US Airways. The context being our people are doing as well as they have ever done and doing everything as well as they can, doing a great job, running a great airline and taking care of customers, producing record revenue performance, keeping our non-fuel costs lower than our competitors, producing earnings that are well in excess of our peers but still struggling to actually keep your head above water and to actually make a profit because of $50 a barrel fuel

So in that context it is important that we look to the future with $50 fuel and what needs to be done and our view, the best thing for America West, and probably the best thing for our industry, is to look at some consolidation. We have, along those lines, signed a merger agreement with US Airways. It is something we are very excited about. We plan to work through this process to create a national low cost network airline. The airline will have approximately $10 billion in annual revenues. We believe this merged airline can be profitable at $50 per barrel crude oil. The reason for that is no heroic assumptions whatsoever as to the economy. We actually anticipate it will stay much the same, as I said. The only assumption we believe is that we can create $600 million of synergies. That clearly is an assumption that needs to be proven and one that you should test, but one that we have certainly tested and feel very comfortable about and if you believe that to be true than the combined airline will indeed be profitable at $50 a barrel fuel.

Because of that we have been able to attract a good bit of capital to this proposed merger. We plan to close with approximately $2 billion of total cash on the balance sheet and it will be well in excess of other airlines this size and a comfortable level of cash to get through any — to withstand any kind of continued environment like we are talking about. That is comprised of the existing cash on hand of the two airlines plus a lot of new cash coming in, $500 to $650 million of new equity financing coming in, which I’ll talk about, and another $675 million coming in from partners and suppliers that we are also talking about.

Every time this comes up I am quickly asked, well, gee, this industry has not had a good success with consolidation. What makes you think this will be different? There are three reasons, really. What is different about this one than others, at least none of the others have had threes three components all at once.

First and foremost, the labor cost in the two airlines are very similar. US Airways has done — the management of US Airways has done a very good job, with a lot of pain, to get their labor costs down to low cost carrier levels, that is, the labor contracts in place now at US Airways are essentially the same in terms of economics as America West Airlines contracts. They targeted

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

America West wage rates, they targeted jetBlue productivity and they came very, very close to that result when we look at our employees on their contracts or vice versa, the economics are essentially identical.

What that means is there are no large negative labor synergies in putting these two networks together. Oftentimes when you look at these transactions one group or the other is going to get a large windfall increase in pay because we will always go to the highest common denominator. In this case they are the same so there is no large negative labor synergy.

Also worth noting, there is no requirement for any sort of contract negotiations with labor prior to this closing. So we can close this transaction with the existing contracts in place and there is nothing in the contracts that requires any sort of negotiations prior to closing.

The second thing, which is also important, is the fact that the US Airways bankruptcy allows us to right size the combined airlines. Oftentimes two airlines get together and they end up with too many airplanes. They don’t generally admit this but it is almost always true. The fact is when you put two airlines together, even in our case, where we have virtually no overlap, the fact is, particularly in this environment, you would like to use the process to get rid of some airplanes. The bankruptcy underway at US Airways allows us to do that and we are in the process of returning about 60 airplanes, about 15% of the combined fleet to lessors. Also positive from an industry most of those planes are going to GCass (ph), who I understand is looking to place virtually all of them outside of North America. So those are 60 airplanes that are leaving not just the combined fleets, but also leaving the country, which will improve North America performance, as well.

This allows for a much larger estimated network synergy than you generally see when you put two airlines together, so we don’t have a big negative on labor, we have a much bigger network synergy than you normally get, the result is higher net synergies than you generally see in transactions like this.

And then lastly, this is clearly pro competitive. The two networks have only four routes that are in common and there is non-stop, low-cost carrier competition on three of those, Southwest, flies three of those four routes, themselves, non-stop and flies the fourth one with a one stop service. And in doing so, not only do we put two routes together, but we actually expand America West pro-consumer pricing model nationwide, so we don’t anticipate any sort of regulatory issues.

This route map just shows what I just said with a picture. The networks are extremely complementary. The lines over on the East Coast are the US Airways network, primarily north-south flying up and down the East Coast, the green lines out in the West out of Phoenix and Las Vegas are the America West network, primarily east-west flying over Phoenix and Las Vegas.

The synergies I talked about I’ll just give you a little more detail on. They really fall into three buckets. First is route restructuring. We believe there is at least $150 to $200 million of annual value in the route restructuring. This is — the way you should think about this is what happens when you take two networks and actually take 60 airplanes out and optimize the two networks combined. What results is the right sizing of the total fleet, the ability to eliminate a good bit of unprofitable flying that exists in both airlines today. The ability to better gauge aircraft to demand, that is, to not just right size the total fleet but to right size the aircraft to the demands, for example, we will move some CRJ-900s that fly currently in the America West fleet into some of the US Airways flying and remove some 737s. Just get all of the aircraft properly gauged to meet the demand and it allows us to do some things that we wanted to do at America West like add some Hawaii service that we had not been able to do because of a lack of certification to fly over water for that period of time that we now have.

The result of all that, again, after a good bit of work on both sides, we feel comfortably is $150 to $200 million of synergies, and that number is, again, in terms of degrees of certainty, while you are never completely certain of these, this is largely a very analytical exercise where you put two models — put two networks together and run the models and we feel again, having done this enough, we feel this we have a reasonably high degree of certainty about.

The revenue synergies is a little softer, the next $150 to $200 million. And this is the result now of taking two airlines, having it right sized and saying now that I can price and schedule these airlines as one, how might I do better in terms of the ability to

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

generate revenues. Most of this is what we call in the business city presence. The easiest example I can give you is Dallas. Right now US Airways is the number seven player in Dallas and America West is number eight. When we are combined we are number three. And not only are we just number three in size, we actually provide people in Dallas — the reason we are number seven and number eight, because if you live in Dallas and want to fly to the West Coast you are not going to take USAir because you would fly over Philadelphia and if you want to go the East Coast you are not going to take America West because you’d have to fly over Phoenix. By putting the two networks together you will have the ability with that airline to fly either to the East or the West and that example, obviously, plays out through every number of cities between Philadelphia and Phoenix.

It also plays out in big cities like Boston where we just increased in the presence of the combined entity and provide a lot more options for customers and allows us to do a much better job of attracting customers that neither of us can attract individually but together we can attract. That number — in addition to that there is a lot of improved connectivity across the hub, there is better asset utilization and allows us — because of the additional hubs we are able to use the assets much better and increase aircraft utilization.

This number, again, while softer in terms of the ability to estimate, we believe conservatively is $150 to $200 million, not included in this number is the fact — my strong belief that a lot of what is going on at US Airways with their revenue performance today is the result of competitors trying very hard to drive them out of business. When the airline has $2 billion in cash that will come a much less rational thing to try to do and that’s actually what gives me as much comfort as anything about this number. I think it probably has more upside beyond this. We estimated $150 to $200 million for the reasons I said.

And then lastly, cost synergies, which we estimate at $250 to $300 million. Two largest buckets here are overhead, which is, again, simply up to go get done, but about $100 million of that is overhead that we believe that we can easily get out. The next is information technology. It is currently in-sourced at US Airways — I am sorry, it is outsourced at US Airways to EDS. We in-source it at America West and do it, we think, very effectively. Our plan would be to bring the entire thing inside and we believe that will save about another $100 million. The rest of what is here is a lot of facility savings at airports as well as some non airport facilities and when we add all that up we think we should be able to achieve $250 to $300 million in synergies.

So, again, that’s the heart of what is going on here and again, you don’t need to believe much else other than what is on this page and what’s in this detail, to believe that we can actually make this thing work at $50 a barrel fuel. Those that have signed non-disclosures and have taken a look at this have gotten as excited about this as we have and have committed to significant amounts of capital. We have equity financing estimated at $650 million. $500 million of that is now committed from five separate investor groups. The next $150 million is, well, my belief, we could raise if we wanted to by other investor groups. We actually are holding that out for a planned rights offering at the time of close. It’s — We think it’s an important part of the transaction to allow for the US Airways unsecured creditors the ability to buy in on a rights offering if they so choose so we plan to raise the last $150, if indeed we do so, through the rights offering.

$650 is the maximum we can raise through the terms of the other equity investments who don’t want to be diluted beyond $650 million.

On top of that, we have raised $675 million of cash financing from people who want to do business with this new combined entity. Over $300 million of that is in anticipated signing bonuses and loans from prospective affinity credit card providers. We are still in negotiations with those credit card providers but we wouldn’t put this number on the page if we didn’t already have the belief that we are going to get at least to this level and that is currently the levels we are negotiating with and we are talking to a couple firms about that so we feel good about the fact that we will have some $300 million in up front liquidity come in through one of the credit card providers.

We also have arranged for a $350 million loan from Airbus. The merged company will be a launch customer for A350s, 20 deliveries of A350s between 2011 and 2013. These aircraft will be used to replace A330s, which we will get the entire international fleet to be 330s. Shortly after closing the transactions — and then the — the 330s and the 350s will replace those in 2011 and 2013.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

And on top of that we have other support for over $125 million from a number of other interested parties, primarily aircraft lessors.

Other issues that come up. The brand we plan to use is US Airways. We believe that brand is the best brand for this combined entity. It certainly has higher brand recognition than the America West Airlines brand and certainly in the important business markets along the East Coast that are important to us. It also better represents what we are building here, which is a national airline, not a regional airline. We recognize the brand has had some difficult times, that is no reason to throw it out. We have had our own trouble at America West with on timer performance and things and baggage handling and the right answer is to rehabilitate the brand by going and running a good airline, which is what we plan to do and use the brand that has the equity built up and just rebuild the equity.

The speaker you are going to hear later knows this better than anybody, who rehabilitated — Gordon Bassoon (ph) who rehabilitated Continental’s brand, which was in terrible shape back in the early ‘90s and did so by running a good airline. We plan to do the same thing.

As to management, our goal is, we believe by the time we get this done we will have the best team in the airline industry. Some have joked that that’s not a very high hurdle to go after but the hurdle we are going after to start. So we feel very good about the management team we have in place at America West and the ability to complement that with some very good people that exist at US Airways should easily allow us to meet this threshold and I feel very, very good about the team we’ll have in place when we come out of this.

The company will be headquarter in Tempe, Arizona, the current headquarters of America West. Our board will have six America West board members, four US Airways board members and three from new equity participants.

The ownership allocations will look like this. The 39% for the existing America West shareholders and for each of the other six equity participants numbers that range from 5% to 14%, so I think a nice ownership breakout. You see there, I probably should point them all out because I haven’t yet. Wellington Management is putting $150 million at 16.50 a share, a 10% premium to the others on this page. In the last week and a half, that was our most recent commitment. Eastshore Holdings is the owner of Air Wisconsin, that was the transaction that was done before America West got involved, a good transaction for US Airways, actually the dip financing came from Eastshore Holdings. It converts to equity upon emergence. The US Airways unsecured creditors will get 12%. Parr Capital, which is a Boston-based investment fund is in for $100 million, giving them a 10% percentage. Ace Aviations Holdings, Air Canada is in for $75 million, which gives them 7.5%, and then Peninsula Capital, which is a Virginia-based investment fund is in for $50 million, or 5%.

I know this is a debt conference but I do want to talk a little bit about how this affects the America West equity. The fact is we have some converts out in the public market of which this is germane, so I’ll walk through it quickly. I think it’s largely misunderstood and I want to just make sure people at least understand — you guys can decide what to do with the information, but the information is as follows.

Each share of America West common, the B shares that are currently traded, and are traded today, are expected to be converted for .4125 shares of the merged company’s common at the time of closing. To give you some perspective on what that means, Wellington Management last week committed to $150 million at close at 16.50 a share. So that 16.50 times 0.4125 would — say America West shares at $6.81, at closing, would get you the exact same thing, but Wellington has paid 16.50 for that — it is one share common, one share merged common at 16.50.

Now, again, they don’t make the commitment until closing and if you buy the America West stock today of course you have some transaction risk call stuff, but investors know how to do it better than I do but I just want to make sure you understand the map behind what’s going on here. Our stock has performed very well since the announcement. We’re up over 40% since the announcement, we’re trading today, I think, somewhere in the 6.40 range. Up 40% since the announcement, up by 65% since three days before the announcement, but that’s still 5-7% below the $6.81 price that equates to the $16.50, which may

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

be where it belongs, but I just want to make sure everybody understands, indeed, Wellington, who obviously purchased at $16.50 thinking it had a bit more upside than that. Believes there is more upside than that. We certainly believe that and I think it has a lot to do why the stock has performed as well as it has but still remains at a discount to the $16.50 price that investors are buying in at.

So in summary, we at America West are performing very well in a very difficult environment and we are very proud of that and we are very proud of what our people have accomplished. Our revenue improvements, however, continue to get offset by ever-increasing fuel prices. In a world where it looks as though these ever-increasing fuel prices are going to stay at these levels, I think it is important to figure out ways to not just struggle along but to figure out ways to actually be profitable at $50 a barrel. The way we have planned to do that is with the merger with US Airways to create a national network of low cost carrier that actually can be profitable at those levels and that has generated enough interest to attract significant amount of capital.

So that concludes my presentation. Reno? Questions ...

Reno Bianchi - Citigroup — Director, Corporate Bond Research

(inaudible — microphone inaccessible)

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Okay. Before you do that, before my lawyers jump all over me, I forgot my — let’s see — I would urge you to read the registration statement when it comes available. That will probably happen sometime around June 30th. We have — as part of the growth proposed transaction, we will file a registration statement, including proxy statement, with the FCC and we would urge you to read that when they become available because they will contain important information about the proposed transaction and you should know that America West/US Airways and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies. And that includes me, of course. Sorry.

Unidentified Speaker

The question was before the announcement of the proposed America West — US Airways merger your record changed quite dramatically. (inaudible). Cutting down some (inaudible).

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Yeah, the transcontinental experiment didn’t go as we’d hoped and some of that due to competitive response, some of that due to $50 a barrel fuel and in this environment, while we still think it was probably the right long term strategic move, it’s not the right tactical move at $50 a barrel fuel. So we pared it back significantly. It was not a battle worth fighting a time we are trying to do everything we can to conserve cash.

As part of this transaction, actually, our view is with the airplanes we’re going to have, we’re much served flying transcontinental with one stop service over the hubs as opposed to flying the non-stops, so the service we have today, still, that we’re flying at America West, the L.A. to New York, a couple of other routes, are doing well, but going back to where we were is not currently anticipated.

Unidentified Speaker

You mentioned the forward strip (ph) for oil is $50 out to 2011. You also mentioned that you would be profitable in this combined entity at $50 oil. Would you be willing to hedge at these levels and do you have the capacity to do so?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Well, at America West we have been and we have actually done pretty well doing so. I can’t commit right now as to what this company would do. My own view is — you shouldn’t be speculating you should be hedging and if indeed — what hedging means if you’re methodical and go about and put in place hedges to protect yourself against violent swings to the upside and my own personal view would be yes, what we would be doing. We try very hard to get ourselves protect against prices well above $50 a barrel.

Unidentified Speaker

One of the problems that’s inherent in this industry is a lack of pricing power resulting from overcapacity. One of the things you talk about doing is returning 60 aircraft to lessors. At the transportation conference, I believe, back in November, we heard Southwest say, I believe, that their anticipated growth for this year was 6%. In the papers today I saw that jetBlue is announcing essentially that they are going to take delivery of a new aircraft every 10 days.

Given your drawdown of 60 aircraft and then Southwest and jetBlue’s both aggressive growth forecasts, how do you see that affecting this model?

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Well, it’s built into our plans and into our models. Those guys were going to grow that much anyway, actually somewhat lower than they have grown in the past, certainly in regard to Southwest. So that’s what we all anticipate. The problem is those guys are going to do that irrespective of what anyone else does because, particularly in the case of jetBlue, if they don’t grow — they are committed to the growth through, one, through airplanes and also through their need to keep their costs low so it’s going to happen and that’s actually, I think, one of the big problems as you look forward is knowing that is going to happen.

You need to make certain you have a model that’s going to work given that’s going to happen and I think what we’re doing I actually do believe you’ll see more of as you look at each of the legacy carriers, you don’t see growth rates anything like that and they’re trying to figure out what they do but it may have to happen through the bankruptcy process but I think you are going to see the legacy guys shrink at an amount that either — through the bankruptcy process and consolidation and probably a combination of the two, you’ll see the legacy guys shrink to a core level that works for them in a world where jetBlue and Southwest are growing at those rates.

Unidentified Speaker

Hi. I didn’t hear you talk too much about the potential cultural differences between the two companies post merger and how you see USAir’s sort of legacy status as sort of helping or hurting, in particular the effect to it on the cost savings ...

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Yeah — you didn’t hear me talk about it because I didn’t put it in there but it’s an important point. The biggest challenge to this transaction, in my view, is the cultures and integrating the cultures. While I’ve noted that labor in and of itself, we’re not required to get any sort of labor consent. We clearly need motivated employees and that’s management’s job, to go make certain that we communicate well with people and get everyone working together. Something that airlines have had trouble doing in the past and it will be certainly our biggest challenge.

The way we need to do that is go out and communicate to everyone that indeed this is the future. We need to look forward, not backward, and we need to get ourselves working together. I feel very good about our ability to do that and already our

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

teams have begun doing their best to work together. This, by the way, is by no means done. We have to get — there is a 30 day bidding period that is out there right now so the US Airways people in particular are very careful about making sure that we don’t get too far committed because this may not be where they end up going.

But having said that, we have pilots in Phoenix from both sides meeting over the weekend and I was fortunate enough to go to dinner with those people and they are saying all the right things which is really encouraging. I believe that the employees on both sides understand what I just told you which is this is better for both groups of employees and that the two airlines combined are much stronger than either of us could be individually and that’s good for them and that creates job security for them and job security is important for airline employees these days and it’s going to be our challenge to make sure that we help our employees to work through that and get them properly motivated and understand what the issues are and that’s what we’re paid to do.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

One more question.

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

One more.

Unidentified Speaker

Hi. You and Southwest have notably taken advantage of the bankruptcy process to expand your footprint or expand your services. I was wondering if you could compare and contrast what you’ve done with what Southwest has done with ATA.

Doug Parker - America West Holdings Corp. — President, Chairman and CEO

Well, it’s a lot different. We are actually acquiring a company that went through the bankruptcy process. Southwest used an ATA bankruptcy process to acquire some gates in Chicago that they found extremely valuable and in doing so probably shut out anyone else from ever having any sort of major low cost operation at Midway. All that’s left there, there were 14 gates, now there are 9 gates that are not controlled by Southwest, they’re controlled by ATA, and if ATA goes away, 9 gates is probably not enough for an America West or an AirTran to build a big low cost operation there. A very, very good transaction for them, dramatically different than this, whereby we are actually going through and using the process to acquire the entire company, not trying to just take some assets. Not trying to just take pieces.

Frankly, it’s not a world we can play in and part of our concern about what might have happened had we not done this, a liquidation of USAirways would likely result, in my view, in a number of airlines flying the exact same routes, probably even more so, as they all fight each other to try to figure out who is going to have the ability to one day own those cities.

And the airplane is probably not leaving — that requires cash and that would require — there you would see, you know, asset purchases by Southwest, jetBlue, probably even Continental, American, and the result would be — America West being shut out so by doing it this way we’re not using any America West cash because frankly we don’t have a lot to use. We put the other transaction with a lot of synergies that attracts a lot of capital from outside. And that’s the way we have to do this. Southwest had the ability to go in and pay a lot of money for what was really six gates but they knew it was worth a lot more than six gates because they shut the rest of us out of there and they get to scow (ph) sure with ATA which I think they probably are largely ambivalent to but to the extent it helps, if it adds anything, great, they got what they wanted anyway, which was the gates.

Well, thank you guys very much for your time. I enjoyed talking to you.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Thanks again, Doug. Following Doug Parker, we are starting with our first of the two panels that we put together and the origin of this symposium, conference, whatever you want to call it, or get-together, whatever you want to call it, it really started with my colleague in the loan group. They have been very active, Michael Mauer said in issuing pheromones (ph), revolvers and DIP financing over the last 12 months and they told me it was a good idea to host this conference, which I think it is a good idea.

I am not intimately familiar on the loan side, it’s not necessarily my daily activity (inaudible) provide credit support to the group and then one thing then, kind of, I noticed when you look at the collateral package that is being pledged for the benefit of people that buy this kind of security was that there was almost universally the presence of international routes that different airlines have pledged for the benefit of those noteholders or bondholders and the other thing is the fact that typically the aircraft collateral pool consists, for the lack of a better word, of more seasoned aircraft. People then participated in EETC finance and they are accustomed to state of the art, brand new aircraft but clearly, when you look at the collateral package in loan financing it tends to be slightly older, which brings about, probably, a little bit more complexity in terms of valuation in terms of remarketing that type of aircraft.

So when I was asked to put together, or to help put together this kind of a conference I thought it was a very good idea. Also for my own edification to kind of explore this kind of issue but it is my pleasure today to introduce Steve Cohen (ph) from SH&E, which is one of the leading appraisal firms. He’s a specialist in international route valuation as well as Jim Wrath (ph), RPK capital which is actually an institution that actively trades in, let’s say, more seasoned aircraft, and in particular, Jim has a strong expertise in narrow body aircraft. So if you don’t mind Jim, maybe sitting on the panel, then ...

Steve Cohen of SH&E.

Unidentified Speaker

Good afternoon ladies and gentlemen. To lead us into this discussion of international routes as collateral, just a little bit of background about SH&E and our role in this endeavor. Simat, Helliesen & Eichner, or as we are more commonly known SH&E is, we swear, the world’s oldest, largest consultancy specializing in the air transportation industry. Our longevity, more than four decades of servicing one industry has enabled SH&E to build a foundation of knowledge and experience gathered over substantively more than 5,000 assignments in 56 countries directly, indirectly, relating to more than 100 airlines and our opinions, advice and counsel supports numerous clients, particularly in the investment community.

The depth and breadth of our experience is the value added that we bring to assignments.

We have all of our strategic and functional areas in which we have well-honed experience have been proven to be relevant to the concerns of both public and private investors and their financial advisers but in no instance is that more true than our financial support services activities. A key component of that financial support provided to investors and fund managers like yourselves lies in our appraisal and valuation of collateral tools and/or parts of collateral tools.

These may be comprised of airline operating assets, aircraft spares, ground service equipment, assets that complement operational activity, international routes and domestic landing and takeoff slots, for example, assets that support operational activity, which while essential to the success of the carrier are not part of a carriers core operation. For example, feeder regional — regional feeder carriers and airline investments in non-core companies, distribution enterprises as an example.

International routes are one such asset valuation area in which there has been, is, and no doubt will continue to be our prime interest as collateral, and one we think that has great value to both the holder of the authority as well as to the investor. International routes are awarded under the authority of government negotiated air service agreements of which there are two

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

categories, the traditional bilateral agreements which may contain doing business restrictions such as entry controls, city payer service and frequency limitations as well as pricing and other types of controls.

U.S. carriers compete for this limited operating authority to a normally contested formal Department of Transportation proceeding from which an award or awards will flow, based essentially on a judgment by the DOT as to which carrier’s proposed service plan will generate the greatest public benefits in the form of the impact on market structure and competition and other criteria.

The second category, so-called open skies agreements, are in effect, come one, come all agreements, free of all commercial and operating restrictions.

There we go. Seventy of the U.S. air service agreements currently in effect are open skies type. That is to say, again, free of all competitive constraints and our view, as a result of little extraordinary collateral value. Ten of the remaining 25, all among our largest air service demand markets, are highly restricted as to entry. The number of frequencies that can be offered and in some cases, in country city markets that can be served and pricing.

Essentially, these routes are so restricted to the point where they could be categorized as oligopolies. That is a few providers dominate all of the available services. The value of restricted entry routes, both in terms of potential operating profit and cash flow to the carrier and as security to the creditor is inherent in these business characteristics. Limited entry and therefore control over supply and competitive alternatives in passenger markets that are among the largest in the industry.

In our experience, the most valuable among these 10 in terms of collateral opportunities, China, Hong King, Japan and the U.K., in the case of the latter, particular the routes to Heathrow and Gatwick.

In valuing international route franchises, we normally employ a very micro discounting cash flow model. First, just briefly on the procedure. We collect, review and analyze the specific carrier’s historic market performance and data. For many of the assignments we do, we have seven or eight years worth of flight specific, market-dedicated cost and revenue information from the carriers. We then review the carriers’ long term plans that might modify the past performance trends. These would include service changes, fleet changes, revenue enhancement or, importantly, cost control and reduction campaigns. We develop, and this is where our vast experience comes into play, we develop future performance assumptions based on trend analysis for the carrier as well as what is going on in the industry today, if you will.

We prepare detailed forecasts, traffic yield, revenue, direct operating and indirect expenses, cash and free cash flow. The process we follow in estimating the value of these routes is thorough, vigorous, objective and totally free of the influence of the subject carrier operator except with respect to its planned changes in its operating scheme.

While restricted routes are licensed to carrier operators on a permanent basis for renewal five year periods, assuming continuous operations, they are transferable to a DOT administrative proceeding, subject to review but not approval by the appropriate foreign government aviation ministry or agency.

The continuous operating requirement is critical to retaining the authority, since a 90 day dormancy condition is attached to all such awards. If executed by the DOT because of an unauthorized service suspension, the authority will revert back to the government and be awarded to a backup carrier if one had been selected originally or the award re-offered to new applicants through a new proceeding.

I think we have an order issue here again.

Sorry. While there have been some cargo route authority sales and transfers within the last few years, normally its ownership changes in the carriers. There has not been a restricted authority, passenger authority transfer since 1991. As the chart indicates, there were relatively great numbers of transfers between 1985 and 1991 from financial distressed carriers at the time, to larger,

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

domestic carriers, who had little or no international operating authority, but who, for strategic reasons, were then beginning to expand their overseas services.

While several of the transfers were conducted under the auspices of a bankruptcy court, none were true liquidations, as such.

A question often arising in discussions of restricted routes as collateral is, will their value be diluted by changes in the governing bilateral? Our reply always is that while our government policy, and therefore the objective of the Department of State and the Department of Transportation negotiators of these agreements is to move towards open skies and that there is a risk there that could affect values. There is very likelihood that the substantial change in these four agreements can be expected in the near term and these are the four agreements and four areas where we have seen, historically, the greatest potential for extremely high cash flows and operating profits.

China was recently negotiated to allow for new U.S. carrier service with Continental recently awarded seven frequencies and American being awarded seven frequencies to begin next March. Additional awards available to either a passenger or cargo carrier, one each in March 2009 and March 2010. Further, there are 28 either passenger or cargo frequencies available for award, setting each year beginning in 2007.

By 2010, there may be five or six U.S. passenger carriers sharing about 100 weekly frequencies in the China market, but one must consider that by 2010 the China market — China-U.S. market may be as large as 2.7 billion passengers per year. To put that in perspective, the FAA recently forecast that the entire domestic market in 2010 will only be able 780 million passengers. So we may have a market with five competitors and 100 frequencies serving in a market that is more than three times the size of the U.S. domestic market.

Hong Kong continues to move toward liberalized operating environment for incumbents, but there are no restrictions on frequencies but there continues to be one on new entry.

Japan will continue to be highly restricted, both with respect to entry and to space constraint, Tokyo-Narita Airport in particular.

The U.K. is the same as Japan, particularly with respect to London. There are space constraint and entry is restricted — space constraints and entry is restricted. We are not more likely to see a more liberal regime until the U.S. agrees to liberalization of ownership control and cabitage (ph). The former liberalization of ownership is possibility. Cabitage with foreign flag carriers within the U.S. is not likely, in our view.

Finally, it is our professional opinion that there is substantial value measured in terms of operating profits and cash flow in restricted entry international authority as the basis for collateral for carrier, credit, and other agreement, arguable more market value than aircraft, as an example, since the supply is so limited.

Thank you, all.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Just to be fair to all the presenters we are going to hold the questions, time permitting, until the end of each panel. Our next speaker is Jim Wrath (ph) from RPK (ph) Capital to talk about more seasoned narrow-body aircraft.

Unidentified Speaker

Hello everyone. I would like to thank Reno for this opportunity to speak to you today about RPK Capital Management and thus being able to narrow body aircraft. RPK is a fairly new company. We started RPK in March of 2004 to trade in older narrow body aircraft. Since inception we have purchased 12 Boeing 737-300s, four MD83s and two Fokker 50s. The aircraft, when purchased,

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

were geographically on lease in the United States. They are up in the Middle East. All 12 737 had leases of less than 12 months remaining to expiry. Subsequent to the acquisitions, RPK has negotiated lease extensions on six aircraft, leased one aircraft to a new lessee and sold one aircraft. RPK has three aircraft coming off lease toward the end of this year.

We currently have offers extended to purchase an additional 12 Boeing 737s, 11 Boeing 757s and one RB211 engine. It’s the goal of RPK to have actively managed portfolio of over 50 aircraft within two years.

Investing in older narrow-body aircraft is not for the feint of heart. First you must try to assess current and future industry trends. This is essential in deciding the right equipment to invest in, the equipment that have the highest demand and show the greatest amount of appreciation. Once you decide on the aircraft type, condition of the aircraft is critical. The maintenance condition may change the value of any older narrow body aircraft by $4 to $5 million. This is a major difference in the value, considering these aircraft often trade in a price range of $5 to $15 million. Credit also tends to be much more of an issue in this sector, and most airlines today are challenging from a credit perspective older narrow-body aircraft. They categorize more exotic credit in challenging locations of Eastern Europe, Russia, the Middle East and Latin America.

To succeed in doing business with these airlines, the company must actively manage the aircraft and monitor the airline. In this end of the business you can’t just lease and aircraft and forget about it, thinking you’ll clip the rental coupons and get paid and do nothing until the end of the lease. If you try this strategy, more than likely you’ll be in default within a month or two.

Constant visits and contacts must be maintained with each airline. Airlines in this business need to be closely monitored. This is important not only to make sure you are currently getting paid, but also so you can be proactive to any changes. Revenue and booking trends need to be monitored. When trouble signs occur, and they will, it is usually best to react quickly to any significant changes by temporarily restructuring payment obligations or maintenance events to help the carrier get through the current situation.

It is also important to keep tabs on where the aircraft is flying. This is particularly true in the Middle East to make sure they don’t temporarily violate the lease or any laws by flying the aircraft to prohibited countries like Sudan, Syria, Yemen or Iran. It does happen and when it does you need to react quickly. We actually had this problem on a plane we bought out of AWAS. Two weeks after buying it the plane ended up in the Sudan. We got it pulled out. They went back into the Sudan. We pulled it out of the Sudan three times before we were finally able to clamp down on the carrier. And as you may imagine, the State Department does not like planes in the Sudan.

Given this, you may ask, why would anyone invest in this business? The simple answer is for the return. For example, Southwest has been renewing its leases on older Boeing 737 classics — for about 90 to 95,000 per month. Low cost carrier Air Asia, considered by many to be a stable, fairly strong airline, will pay up to $115,000 per month for the same aircraft. Air Asia recently announced that they can’t find enough aircraft at this price and is not going to meet its growth projections.

There are currently many other small carriers willing to pay $150,000 for these exact same airplanes. That’s a 78% increase in rental income. In addition, these small airlines, unlike Southwest, will also take security deposits and monthly maintenance reserves. The additional payments increase yield and lower the risk of the investment. Despite — The posits in reserves are usually unrestricted and can be utilized by the lessor by any means they see fit. To give you an idea of the magnitude of these funds, security deposits and reserves on our fleet currently are about 12% of our value. We have many lessors who don’t pay deposits or have maintenance reserves - or, lessees. It’s not uncommon to have deposits and maintenance reserves go up to 30% of the value of the aircraft you are leasing.

At this point I would like to discuss market trends in various aircraft. The first aircraft I would like to discuss is the Boeing 737-300 Classic. This aircraft tends to be the ubiquitous workhorse of the industry. This aircraft type is flown by approximately 135 airlines in 59 different countries. Over the past year, airline traffic has been improving, the average rent for this aircraft has increased from approximately 75 to 100,000 per month to 140 to 150,000 per month. The 300s definitely have had the strongest increase

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

in demand in the segment of older, narrow-body aircraft. Demand has been strong not only from airlines that currently fly the aircraft but also as startup carriers choose the 737-300 as their initial aircraft type.

This has been significant in both Asia and Eastern Europe. However, with the airline fleets now set for the summer season, RPK believes rents will peak and demand will slacken somewhat until early 2006. Some of the signs of leveling off of rent can already be seen. Two months ago it was fairly easy to rent a 1986 vintage 737-300 with EBIS cockpit and 3B1 engines for 140 to 150,000 a month with fairly decent credit. Today, rents are still in the same range, but the aircraft now must be a 1990 vintage or newer with the higher powered 3C1 engines.

It will most likely not be until early 2006 when people start equipping them for the summer season that we’ll find out whether demand will continue to stay somewhat strong with prices at this level or whether prices will decrease.

Demand and rents have also been strong for the Boeing 737-400. Given a fleet size of approximately 472 aircraft, this is definitely a niche aircraft. The aircraft has been a favorite of airlines who wet lease aircraft and also charter companies, due to the increased seating capacity compared to the 737-300. This fixed (ph) some strong favor recently to convert to favor — to creditors. Rents have averaged 150 to 165,000 per month, depending upon the age of the aircraft. We don’t anticipate any change in rents over the coming year or two.

RPK initially viewed Boeing 737-500 aircraft as the favorite one we were going to go after to invest in. It was seen as a niche aircraft and was viewed less favorably by the investment community given its small size. It can seat a maximum of about 130 seats compared to about 148 for a 737-300. RPK views this aircraft type for the natural replacement for about 557 737-200 aircraft still flying around the world. Based upon this replacement strategy we thought end user demand would increase, causing rents to do the same. Evidently, so did a lot of investors. Our initial target price for 1990 to 1995 aircraft was approximately $8 to $8.5 million and when we first started looking at it the planes were trading around $7 million.

Today planes are trading between $9 and $10 million and rents are averaging about 115,000 a month, below our initial estimates of 130 to 150,000 a month. So as with that we decided we must invest somewhere else. That somewhere else is the Boeing 757-200 aircraft.

The 757 has been in strong demand recently. As aircraft traffic continues to increase, the demand for larger aircraft has returned. It was virtually impossible to give this aircraft type away a little over a year ago. At the bottom of the market, we saw a 1988 vintage Rolls-Royce powered aircraft leased to El Al on a long term lease for as little as $75,000 per month, no maintenance reserves and no deposits. Rents today have rallied to about $150,000 per month for 1980s vintage aircraft to $225,000 per month for late ‘90s and early 2000s vintage aircraft.

There are currently a number of aircraft parked that should have been available to satisfy the increased demand. Unfortunately, these aircraft have not been maintained to the level to make them immediately available to be put into service. It is virtually impossible to find an aircraft that is not on lease and ready to fly available for sale in the summer season. There are, however, approximately 30 aircraft parked in storage. RPK believes demand for this aircraft type will remain strong for some time to come, however, we do not believe these rates will increase. We believe demand for this aircraft type will be met from aircraft coming off lease and reactivation of the planes that are parked.

The A320. We really like the A320. It is probably one of the best aircraft on the market today. Unfortunately, with investor demand for this aircraft, the purchase price for these aircraft continue to remain at levels above economic justification based on lease rates. Lease rates on this aircraft have continued to remain below 1% per month. The monthly lease rate for an older V-2500-A1 powered aircraft is between 95,000 to 110,000. The aircraft trades at the $12 to $14 million level. And as an example — for the first time an A320 was scrapped without having had an incident, the aircraft was flying number 028 (ph) was sold to Aeroturban (ph) for $10 million.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Late model 2000 to 2001 aircraft lease at rates of 225,000 to 250,000 and command prices north of 25 million. Reportedly, ISC recently did a sales leaseback of four A320s with jetBlue at rents slightly below 300,000 per month per aircraft on purchase prices of approximately 32 to 33 million per aircraft. While we would love to own an A320, until prices come down back to levels that reflect the earning power of the asset, we’ll prefer to let other parties invest in this aircraft type. We believe there needs to be further market dislocation, if that is even possible, for the values of this aircraft to reflect economic rents it can generate.

Lastly, for those investors who love a high data, they can invest in MD82 and MD83 aircraft. It is possible here to purchase these aircrafts for $2 to $3 million and lease them out on longer term leases for 75 to 80,000 per month, plus reserves, plus deposits. You’ll pretty fast pay back your investment and have huge upside. The catch to investing in this type of aircraft is you have to have a very high tolerance for risk. The majority of the carriers seeking this aircraft are either doing so because they can’t afford or lessors will not lease them any other aircraft type. In most cases, the cost of enforcing a lease and repossession of the aircraft will take away any gains made by the higher lease rates. When investing in this aircraft class, we believe it is best done by purchasing some of the older ETCs and private loans at both American and Delta.

Recently we have seen Delta ETCs for 1992 and ‘91 aircraft trade in the low 30s. If restructured, we don’t think rents below that — to that plane go below 75,000 per month, which for the bonds we’ve looked at means your downside risk is probably a 12% return. The thing you do have to be careful about there is D checks (ph). If you plane is going to need a heavy maintenance overhaul, Delta will return it to any other airline that’s going to go to bankruptcy.

Easy real sum E checks (ph) are usually done every eight years. It is not a hard and fast rule. You can get messed up by it but if you have a 1992 plane, one was done in 2000 and that should be done in 2008 so you have about two and a half years before you’ll have problems if Delta is in restructuring at that time.

In closing, I think the best returns that we see in the market are going to be in the 737-300 and 757 aircraft. I’d be happy to take any questions and also we’ve been seeing a lot of trades in wider body airplanes. For those of you who have security in that aircraft type I will be happy to answer any questions on those, too. Thanks.

Q&A

Unidentified Speaker

The carriers that have the fixed freedom rights, some of these restricted rights, can you give me what the most valuable individual, what you think — not by number, just by description, who has got the routes that have got the most value now and secondly, what happens in a restructuring or bankruptcy to those rights if in fact the carrier stops flying them. Is there a return? They have to be in use? And how much use before the government can step in and say this right has got to be returned and has got to be recycled?

Unidentified Speaker

The most valuable fixed freedom authority belongs to, jointly, if you will, to Northwest and United via Tokyo.

With respect to the bankruptcy, there is a 90 day dormancy clause attached to every carriers restricted route authority. Theoretically, if a carrier ceases to operate that route for 90 days and it doesn’t get a waiver of that 90 day restriction from the DOT, the DOT can take the routes back. However, bankruptcy court jurisdiction intervenes. Effectively, the bankruptcy court has authority over what happens to those routes, so it is kind of a joint effort.

Carriers have not suspended that authority in bankruptcy. In any of them. Eastern, Braniff, Pan American, they continue to operate the routes because they are highly valuable and they will lose them if the service is suspended, so the carriers are motivated to keep operating them.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Unidentified Speaker

Can you wait for the mike?

Unidentified Speaker

There is no doubt the Pacific routes are highly valued. China, as you pointed out, relative to the U.S. domestic market. Can you speak to valuation regarding India? I saw no mention made of that.

Unidentified Speaker

India is now an open skies agreement as of April, so it’s a come one, come all from a competitive standpoint so from a collateral viewpoint it has no value, in our perspective. It does have value because it’s a very large market, it is going to be a very good market for the carriers serving it. So there will be substantial amount of — there should be operating profit, a substantial amount of cash flow, but no collateral value.

Unidentified Speaker

Can you provide some data points about evaluating floss (ph) as opposed to route authority? Narita, Heathrow.

Unidentified Speaker

You can’t operate the route authority without the slots, so when we do valuations of routes it includes all of the operating peripherals required to operate that route. We don’t separately valuate Narita slots as such.

Unidentified Speaker

I have a question for Tim. I think you indicated that the USAir bankruptcy there were several aircraft, eight or nine, 727-300 and probably 10 to 12 years old and I am not sure about it but I believe it was phenova (ph) made a decision to scrap them rather than release them self them for parts. I mean, the general question is when do you get to that point? When does it make sense rather than trying to remarket an aircraft in older aircraft sell them for parts?

Unidentified Speaker

It depends on what your investment is and when will you see the prices going up. There are a bunch of people scrapping 737s and the market price was, the bid ask was probably 7 million, 3.5 million. Planes mostly weren’t trading. Some were trading at 3.5 million. The real value when you go to scrapping a plane is going to be in the engines so it depends on where your engines are and there are a lot of parts in the engines but the LLPs (ph) and the build spec where your value is there.

The planes I saw scrapped out for about $5 million on purchase prices of $3.5 million. So if you’re buying it for 3.5 and scrapping it for 5, it’s a great thing. The hard part is scrapping it. There are a number of companies that will take it on consignment and if you analyze it it looks like a much better deal to have someone consign sales rather than just sell the engines off and the airframe off. We have done it a few times. Never would I do it again. No matter what the contract says, you will find there are always freight insubordination clauses, just about every clause in your contract, no matter how much you try to monitor them, they are selling to fictitious companies and then buying it back.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Your best bet, if you are going to part out, sell your engines off to different people, sell your airframe off and go, because if you try the consignment route you are going to get burned. But it is really going to be your engine value that is going to determine.

Unidentified Speaker

I have a question for you, Tim (ph). You mentioned in your presentation that whenever you transfer route authority you don’t need approval of the respective foreign government but from a practical point of view, how smart it is to follow that strategy to the extreme? I mean are you better off trying to make sure the respective foreign government is onboard it the transfer of the route?

Unidentified Speaker

They are onboard because it is reviewed and they do have to grant a license. The point is they can’t prohibit the transfer of the routes.

Unidentified Speaker

Question here for Jim (ph). Jim, you mentioned you bought a couple of the Fokker 50s, I believe it was. Can you talk about how you see the future for that airplane type?

Unidentified Speaker

Well, the reason we bought the Fokker 50s is they had to come with the package of other planes. It was an all or nothing take. Where do I see the value? I think they are going to stick around a million to a million and a half dollars, depending on maintenance conditions. I mean, right now we have a contract trading F 27s to the Philippine air force. We’re their sole supplier of parts and airplanes. We are selling the Philippine air force F 27s, which is the precursor to the F 50. I mean, an F 50 is just an updated F-27 — for 1.5 million each, so I don’t think they disappear. You’re going to — they’ll be in less desirable credit. But it will be a constant cash I think, for another about 10 years at that point.

Unidentified Speaker

Is there a freighter program on it? Freighter door ...

Unidentified Speaker

A number of them have freighter doors. All the planes we supply to the air force have freighter doors. You can put freighter doors on them. It’s not worth putting that type of investment into the plane. If you have that type of plane and you want to get rid of it you go to some of the smaller airlines that are flying it. There is Denim Air in the Netherlands who flies really for a tailing (ph) city hopper BA (ph). And Air Nostra in Spain and you try to get these companies to lease your plane or some of the smaller startups in Asia will also take them.

Unidentified Speaker

Sir, can you speak to the regional jet issue? A number of the legacy carriers, for example, American, has trended towards replacing its propeller driven feeders with the 50 seat regional jet which now it seems they are saying 50 seater is becoming obsolete and they are looking to replace them with larger regionals. Can you talk to the valuation of those aircraft?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Unidentified Speaker

Not very well, actually. I’ve always hated regional jets and stayed away from them. I can tell you we have been offered in the last six months numerous 1999 to 2001 vintage CRJs and ERJs in the $8.5 to $9 million range and we are not takers. Nor do I believe there are any takers. I haven’t seen any of them actually trade. When that plane came out it didn’t seen — it was a huge boom in the last several years but it never seemed to me to have the kind of longevity that people are putting on it to get your economics out of it so we have always — no matter where I was in my career, I stayed away from regional jets.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Another question we have?

Okay, thank you very much.

Actually, somewhat incredibly, we are running ahead of schedule. Not a lot. So I suggest we take a literally two to three minutes break. My apologies to any of you online, but we’ll come back shortly.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

... intention. To this purpose I have the privilege to invite in here some of the most brilliant legal minds that have been covering this sector’s three topics. It is all I have been doing is trying to memorize the respective buyers and I think I developed a headache. They are involved in so many transactions and received so many accolades we have here that it is almost impossible to remember all of them.

Let me just first start with Elyard Gurwertz (ph) which is a partner for Melbank Tweed (ph), has been a partner since 1982, enough to be said is a head of the firm’s global transportation finance department, has received numerous accolades from Euro Money and from Best Lawyers (ph) and many, many different sources. If anyone is interested I encourage them to go look in the company Web site and personally I had the privilege to sit in many, many different panels in conferences and have been consistently and always impressed with his knowledge of many, many different topics related to the airline sector and airline finances.

Also from Milbank Tweed we have Grover Fosters (ph), also partner of the firm, and again, when I look at his resume it is probably to easier to say which airline he has not represented in bankruptcy rather than the one that he has, but since that would not be a lot of fun, let me just say that he has represented United Airlines, USAirways, Trans World Airlines, Continental and Pan Am. We want to say represented, actually most of his focus has been representing the creditors versus the airline.

Last, but certainly not least we have in today’s panel Mark Fiddlestein (ph) from Kirkland and Ellis (ph). He is also partners with the firm and again, very long and distinguished careers. I would just say along with Chipsfer Reagan (ph), Mark is the leading bankruptcy counsel representing United in the current restructuring. Without any further ado, it is my pleasure now to introduce Elyard Gerwertz (ph).

Unidentified Speaker

Thank you very much, Reno and it is a pleasure to be here this afternoon. Your time is short and we are going to try to do this very quickly and I know Mr. Befune (ph) will be of great interest, more than a lawyer, at any event. Wilbur and I are going to talk this afternoon briefly about the UAL Second Circuit decision as well as leading up to what the absentees’ thoughts on what the consequences were for ratings and free and post (ph) the decision.

Let’s see — there we go.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Very briefly, everyone knows 11-10 provides a lessor or secured party a special right under the code within 60 days of the commencement of the case, the debtor must, by either cure defaults or agree to perform an 11-10 agreement and if doesn’t, the automatic stay which commences at the time the case is started is lifted and the secured party or the lessor is entitled to importantly exercise its remedies under a security agreement or lease and so the statute gives the creditor the right to exercise its contractual rights but the contract doesn’t provide for the right of repossession, 11-10 does not, but what 11-10 does do is lift the space so as to allow the secured party, or the lessor, the right to exercise its contractual rights and in the words of the statute as recently amended, this power — the power to exercise your rights, is not limited or otherwise affected by any power of the court, according to the statute 11-10.

You would think that a relatively simply statute wouldn’t generate as much litigation as it has, particularly with probably 20 years of appellate court saying the words mean what they say, no more, no less. The plain meaning rule applies. And once again, the plain meaning rule applies again.

The United decisions was sort of interesting in a lot of ways because at the outset the airline contested that the creditors had the rights under 11-10, they just simply said go to these other laws and they need to be given effect, too. So really the decision focus on the power of the bankruptcy court. And I’ll let Wilbur, my partner take you through some of the detail on that.

Unidentified Speaker

Thank you, Elliott (ph). As noted we have one of the leading bankruptcy counsel of United Airlines right now so as I said earlier, I will stipulate that his failure to dispute or respond to anything I say does not constitute acquiescence, but I am sure he will have some comments in any event. But if you don’t say anything, Mark, don’t worry, they can’t draw any inferences from that.

Unidentified Speaker

Well, as David Boyd (ph) said after Gore v. Bush, you won, we lost, I don’t know if there’s that much more to say.

Unidentified Speaker

Well, without further ado, just quickly some background leading up to the decision, there is a group referred to as the Aircraft Provider Group in the United Airlines case that through trustees leased about 175 aircraft to United. About 75 of these aircraft had been the subject of 11-10-A elections where they are rejected or abandoned, leaving about 100 that were not subject to such agreements. There were adequate protection stipulations, not 11-10-B agreements, adequate protection stipulations entered into between the trustees for those aircraft and United, those stipulations provided for United to make specified monthly payments to continue using and servicing the aircraft in exchange for which they would have the right to keep using and servicing them.

The agreements were on a month to month automatic renewal basis unless terminated in accordance with their terms. You may remember in 2004 United received notice of intent to terminate stipulations relating to three transactions affecting about 14 of those aircraft. Late November, November 26th, United sued the trustees of the aircraft — with respect to these aircraft, seeking various relief, particularly contending that the termination of the stipulations were improper under the stipulations themselves and also contenting the behavior of this group constituted a group boycott or concerted refusal to deal with United in violation of the federal antitrust laws. United sought various relief, most important from the perspective of section 11-10 was the entry of an order preventing repossession of the 14 aircraft.

The bankruptcy court on the same day, November 26th, and I’ll spare a lot of the procedural details, I’ll just say the court entered an injunction. Entered an injunction that prevented the trustees from repossessing the leased aircraft. Obviously in that litigation the parties raised the issue of section 11-10, the meaning of the language, “any power of the court.” The bankruptcy court

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

concluded, and I won’t go through all of his reasoning, but he concluded that for various reasons, since what the court was being asked to do was to enjoin the taking of possession, not under the bankruptcy code but under the federal antitrust laws, a non bankruptcy statute and given the nature of the right that parties have under 11-10 to take aircraft back, he found that under the antitrust laws he could issue this injunction and that did not run afoul of the bankruptcy code restriction because it was not an order being issued under the bankruptcy code itself.

There was also a related skirmish involving production of documents and the account trustees refused to provide various documents, citing attorney client privilege. That order was also appealed and that was the order that was not complied. The injunction was, in fact, complied with by the trustees.

The trustees appealed this injunction up to the district court. The district court rendered its decision in the middle of March. It granted the motion of United and the creditors committee to dismiss the appeal, really on procedural grounds, first concluding that the injunction was not a final order so there was no right to appeal it to district court and second that there were no exceptional circumstances that would lead the district court to exercise its discretion to hear the appeal.

So the trustees then sought review by the 7th Circuit through a writ of mandamus, and I’ll spare the reasons, procedurally, why that was done and that led to the 7th Circuit decision, or the first of the two decisions that were really the principal topic we are speaking about.

One, on May 6th 2005, ruling in favor of the trustees and granting the relief they requested. That 7th Circuit decision really is significant, I think, for this group and those that are interested in section 11-10, for at least four reasons.

One is that the 7th Circuit decision made it clear that Section 11-10 must be read and enforced in accordance with its plain terms. As it states here, the court said that this is generic language. “Any power of the court” logically read to mean exactly what it says. This sort of plain meaning interpretation is something that has been very common in the last 15 years or so in Supreme Court decisions. This 7th Circuit decision is useful because it takes a plain meaning approach to Section 11-10 and reads “any power of the court” to mean any power of the court, whether under the bankruptcy code or under any other law.

Second, this 7th Circuit decision is consistent with previous decisions, particularly the decision of the 2nd and 3rd Circuit in the early 1990s in the Pan Am and Continental litigations, emphasizing that the purpose of Section 11-10 is to make financing available on favorable terms, than the statute has to be construed to give effect to that purpose and that the expectations of financers under the statute should be respected.

Third, although this wasn’t strictly an 11-10 issue on the merits, the court had extensive comments on the lack of merit in the court’s eyes on the antitrust claims that were raised, describing the antitrust claims as being thin to the point of invisibility. This is strictly speaking not an 11-10 issue because once the court ruled that the bankruptcy court could not prevent the taking of repossession, the antitrust issue is separate from that injunction issue, but again, on the actual antitrust claim itself, apart from the injunction, the 7th Circuit decision was pretty strongly against the merits of the antitrust action.

And finally, the decision is significant because of its general applicability, dealing here really with legal issues of general applicability, use and effectiveness, particularly the construction of the terms “any power of the court” in Section 11-10. So for all those reasons the adherence to the plain meaning of 11-10, the emphasis on the interpretation of Section 11-10 in a way that gives effect to its purpose, which is to make financing available on better terms to airlines and doing that by enforcing the rights that are available to financers under 11-10, the negative comments on the antitrust claim and the general applicability of the decision because of the legal bases of the decision made this decision a particularly important and I would say generally welcome one in the aircraft finance community.

Now it wasn’t the last word on the subject, because after the 7th Circuit issued its decision on May 6th, its decision, it reversed the district court’s decision and, quote, “remanded with instructions to vacate the preliminary injunction and permit the repossession to proceed unless United immediately cures the fault and pays the full rentals under Section 11-10.”

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

After the 7th Circuit’s decision was rendered, United filed a motion to dismiss its adversary proceeding with prejudice, stating that it would prefer not to pursue that lawsuit, instead reached an agreement with the aircraft lessors. The creditors committee opposed United’s motion to dismiss, contending that the antitrust claim was still viable, it should be pursued, it should not be dismissed and the 7th Circuit’s statement with regard to the antitrust claims were not binding.

The bankruptcy court sided with the creditors committee, denied United’s motion to dismiss its adversary proceeding. That was on May 20th. Three days later, the aircraft lessors filed a motion with the 7th Circuit, it was titled “A motion to enforce opinion,” asking the 7th Circuit entering an order requiring the lower courts to comply with the decisions the 7th Circuit had ordered earlier that month.

That, in turn, produced the second decision from the 7th Circuit on May 27th, 2005. It reiterated what it had said before. It stuck to its previous ruling. The court made clear that notwithstanding what the creditors committee and the bankruptcy court believed about the 7th Circuit’s comments on the merits of the antitrust action, that part of its decision was not dicta, it was actually an alternative holding and it was binding. It made clear that it did not view the antitrust claims as being legally supportable and emphasized that the lower courts were to carry out the command of the 7th Circuit in its previous decisions.

I just quote here briefly because it is indicative of the strength of the 7th Circuit’s opinion. It says, “Our opinion in this case, issued on May 6th, 2005, held that 11 USC Section 11-10, entitled aircraft lessors to immediate possession of their aircraft unless United pays the full rental or the lessors agree to accept less. We issued our mandate the same day so that the unwarranted judicial interference with the statutory requirement would end without further delay. Yet the trustees’ motion to enforce opinion reveals that the district court has failed to comply with our mandate. It has done nothing except schedule a status hearing for June 8th, 2005, inaction for which the district judge has not offered any explanation is unjustifiable. We treat the motion as a request for mandamus to enforce our mandate. The request is granted. The district judge and bankruptcy judge are directed to vacate the injunction immediately. Just in case there is any further delay, we stay the injunction pending the formal orders of vacator (ph).”

The orders — actually vacating the orders. So they are staying this until they are vacated. “As of this instant, the lessors are at liberty to exercise their statutory and contractual entitlements” and it then goes on to say again, the antitrust claim is, quote, “legally untenable” and then in describing its previous comments on the antitrust action as an alternative holding and not mere dictum. The court goes on to state, quote, “this agreement with its substance,” the substance of the 7th Circuit’s previous decision, “may furnish a basis for a petition for rehearing or sersharories (ph). It does not license defiance by a litigant or an inferior court. We therefore direct the bankruptcy judge immediately to grant United’s motion to dismiss the adversary proceedings.”

And that order, dismissing the adversary proceedings, was entered on June 1st. So those two decisions, the first one for the reasons I stated and the second one making it clear how strongly and emphatically the 7th Circuit felt about that ruling, I think, should be an encouragement for parties looking at Section 11-10, depending on its terms, counting on its terms being enforced as they are written and believing that that defrays any power of the court in Section 11-10 means that a court cannot stay repossession of collateral of least aircraft not only under the bankruptcy code but under any other law, under non-bankruptcy law as well and the 7th Circuit’s decision supports that decision and does so in a language that I think all would agree is something other than equivocal.

Elliott, you want to ...

Unidentified Speaker

As a practical matter — sometimes being practical. Go back to one other point ...

What?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

This?

Unidentified Speaker

That’s right.

Unidentified Speaker

Okay. (inaudible) No, I was going the other way.

Okay. The last point. They are at liberty as of this instant (ph) to exercise their contractual entitlement. You do not have to go to court to repossess equipment and a lot of times people sort of want to do that and you say, so why are you doing that. You don’t have to do it. And indeed, if you do, you’ll find yourself in a worse situation than you did. You can repossess your equipment without going to court, subject only to not breaching the peace, and it’s important to consider and to remember when you’re actually going around enforcing your rights under 11-10.

Nonetheless, the rating and the district court ruling, as everyone knows, had a really rather marked effect on the ratings of these certificates that many of you hold. In February they were all put on credit watch and on April S&P lowered the rating on about $17 billion of this stuff. When S&P put the ETC paper on credit watch, they cited the United district court decision as creating some ambiguity as to what one’s rights were under Section 11-10. Unfortunately, in spite of now the 2nd, 3rd and 7th Circuits all saying quite clearly that the statute means what it means, after April — after United — sorry, after S&P in fact downgraded them and the district court and the circuit court’s rulings came out they say, yeah, we understand that but that doesn’t really go to the heart of the matter and the downgrades remain in effect.

And what really sort of gets to the crux of it is that, and we sort of make this point to people that we represented, 11-10 is a statute which gives contractual rights, but you can’t get blood from stone. It just doesn’t make any difference. If the airline doesn’t have the money, you are simply not going to get paid, one way or the other. And a big advantage sort of reflected in this new S&P rating methodology, and what I mean by that is the previous EETC methodology sort of looked at and started at the so-called Section 11-10 rating and then it provided credit enhancements from there.

In a sense, that really is sort of like a silver bullet approach to Section 11-10 and what the agency has come back now and said comes to the conclusion, really, that in reality Section 11-10 and its utility is really case dependent which isn’t really a surprising conclusion at all. The statute simply gives a right but it doesn’t go to the nature of the airline and what its ability is.

So this methodology in part really reflects some of that sense of realism that really 11-10 is just a statue and that you sort of have to do the homework in looking at the airline and the value of the collateral and under this new methodology that S&P has adopted, they will start now not at the 11-10 rating of the airline but rather at their corporate rating and then they will add enhancements to that, first for the likelihood of continued payment in Chapter 11 and while you can look at this retroactively if the case is going on, I suspect it is rather more difficult going forward, some day there will be new transactions where one tries to apply this methodology to a new deal, because then you’re getting into some very subjective things like what’s the creditors bargaining position as a function of what’s the prospects of releasing a plane or the degree of over-collateralization and how do you balance that against an airline’s need for an aircraft, net (ph), that will tell us something about the creditor’s likelihood of continued payment under Chapter 11 and then you can have additional enhancements for collateral coverage and that too is a function of desirability of the aircraft and degree of over-collateralization.

The hour is late and we want to give Mark (ph) a chance but I think the sum of this really is behind it is a reflection that 11-10 is just the statute and the new methodology, I think, one we could probably all conclude is rather subjective to say the least. And Mark will ...

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Unidentified Speaker

Let me just first say as someone who was very involved in that litigation, is there a back door to this place. It was obviously — if we had written the 7th Circuit opinion it would have looked a little different but we recognized reality and United’s interest in getting market transactions done with the aircraft that it needs to retain to run its fleet plan and implement its business plan going forward. That’s still our goal and I think, as a lot of people in this room probably know, we are in pretty constant discussions with public debt group counsel and now starting to have discussion with holders without the overhang of the litigation, so if nothing else, the 7th Circuit decision has certainly brought clarity to the situation and now hopefully we can strike some deals.

But I’m not going to talk anymore about 11-10, happily, I’m going to talk about something three steps up, 11-13, as well as pension. Those are issues where United has effectively, I think, used the toolbox available to a debtor in bankruptcy to implement some necessary changes to its cost structure to remain competitive for the long haul. We don’t have a lot of time and the presentation I did was substantial. You can torture yourselves with it after the conference if you like. I’m just going to fly through some of the major points.

11-13, I think first one has to understand that the power of rejection is an enormously powerful tool in the hands of the debtor. It allows the debtor to get rid of burdensome contracts that would otherwise impair its reorganization and the counterparty in most situations has very little to say about it. In fact, the case law says the damage to the counterparty is pretty much of an irrelevant factor, so if the debtor rejects a contract that has the effect of putting somebody out of business, that’s just life, or death, depending. But you can use that tool, and United certainly has, as do most debtors.

But when you come to CBAs, the public policy considerations are somewhat different and you can see NLRA, RLA, there is a whole host of federal labor statutes meant to enshrine the collective bargaining contracts and to protect flesh and blood people and their benefits and the like. So if you want to reject a CBA, the way the law is developed and culminated in Section 11-13, I won’t go through the prior history, but 11-13 basically says if you want to reject a CBA you have a process you have to go through. A very elaborate process where there are lots of burdens and impositions on the debtor before you can march into court and seek to get a contract thrown aside.

And again, that stands in counterpoint not only to non-CBA contracts, but in terms of process is, I think, the polar opposite of Section 11-10, which has no process. Section 11-10 says you pay or commit to pay from the 60th day going forward. You make your 11-10a election or you get an 11-10b stip if you do neither of those. The aircraft financier gets to act as if there is no bankruptcy. Again, as Elliott pointed out, you don’t have to come to bankruptcy court to repossess. At that point the court becomes irrelevant.

In 11-13 the court process is all-important and culminates in a trial if you’re unable to reach an agreement outside of court.

The heart of 11-13 are these requirements, some of which are right in the statute, some of which have been grafted on the statute through the case law. Just to go through a few of them, one, obviously, you make a proposal and you’ve got to open up your books. There is no hide the ball when it comes to 11-13 if you have any desire to ultimately win in court.

Necessary modifications, the standards outside the 3rd Circuit, generally speaking, are if it’s something that is going to be hugely important or assist you reorganization or help you become viable going forward, you can satisfy that standard in the 3rd Circuit. It basically has to be the bare minimum for you to avoid liquidation, which is why labor-driven cases don’t end up in Delaware very often.

Other important tests — fair and equitable. If you are going to be taking chunks out of labor’s hide, management better be stepping up to the plate. Other constituencies, non-labor cost savings have to be real, you have to scrape the cover bare. If you don’t, you’ll be exposed in court, and again, if you don’t satisfy any of these requirements, not if you don’t satisfy most of them, if you don’t satisfy all of them, you are going to lose.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Relevant information, again, you have got to open up the books, you have got to meet and confer and that’s how you get — if you do all those things you can then purport to show that the union refuses the proposal without good cause and then if the balance of equities favor rejection, that’s an important consideration in the airline context where the right to strike issue is one that has been percolating in various bankruptcies. It’s one where just a week or two ago, when we were in round-the-clock negotiations with the IAM, just before Judge Wedoff was to issue his ruling on May 31, that morning, or close to that morning, they filed a TRO action in the district court in Chicago seeking a declaration that they had a right to strike and trying to enjoin United from interfering with that right to strike.

Normally there is a right to strike if CBAs are rejected, because there are anti-injunction provisions in the Norris-LaGuardia act. However, the RLA, in dealing with airlines, railroads and the like, imposes a much different process before one can strike, and that process, which involves long bargaining, presidential emergency boards, and God knows what else, that lengthy process is met to preserve the stability of the transportation system and raises the open question of whether post rejection a union actually has the right to strike.

And happily we think we have avoided that question, assuming we can get our deal with the IAM finalized. It’s just subject to United’s due diligence and ratified so those things happen and the right to strike issue will be the

(audio gap)

creativity, bring it bear and show us how we can get to the bottom line figure, which our business plan requires, and if you can do it in a different way, if you skin the cat in a different way, if there are concessions that are important to you and others that are less so than let’s just get a package that works for everybody. So that’s where the flexibility comes in but if you put your bottom line number on the table, with United it was $725 million in annual savings in 11-13 round two, you better be able to justify that number and if you come way off of that number you have already said that number was not legitimate in the first instance.

Claims I am going to skip, suffice to say that rejection claims can be a large component of your pre-petition claim universe and can end up with the unions and/or there members having a significant stake in the enterprise going forward. That may be something you offer up anyway in the 11-13 process in terms of profit-sharing.

The other thing I would say before I get to pensions is that in the 11-13 context, you want to have savings that are durable, particularly in the airline industry, where I think the history is that labor often got the better of management, maybe as a vestige of the old days of regulation, but you want to avoid snapback, you’re not going to find probably exit lenders too excited about lending into a four year, five year CBA where a snapback is something that is built in or likely, which means you have to structure your changes, things like outsourcing and other things, that cannot easily be reversed at the bargaining table in the next go-round, even if the union would want to, there are structural impediments that you created through the implementation of your ask the first time around, you’ve done yourself a favor and you’ve build a more durable enterprise.

Let’s talk about pensions. Obviously that’s been in the news a lot lately. In United’s case, unfortunately, a lear (ph) 11-13 savings were not enough. 11-14 savings, that is, retiree health and life insurance were not sufficient. Everything we have gotten on the 11-10 front, not sufficient. We have obviously run into the fuel problem, same as everyone else, and after the ATSB turned us down we announced soon thereafter that we thought we had to terminate all of our defined benefit plans in order to put together a business plan that would attract exit financing and allow us to actually make a profit at some point going forward. Glenn Tilton says next year and I wouldn’t double cross him on that.

Let’s talk about the types of plans very quickly. Defined benefit, I think everyone knows, that simply means that you are guaranteeing a certain outcome to the retiree. They will get a certain amount of money every month. And if your plan assets under-perform, well, that’s where you have to make your minimum funding contributions and make up the difference.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Defined contribution plans you throw in the money on the front end and the investments either make out well or make out poorly but the company’s obligation is at an end. We have defined benefit plans as do other legacy carriers. There have been very few defined benefit plans put into place by any companies in the last 12 years for obvious reasons.

So if you want to do something with your pensions to get out from under the liability, how do you do it? There are three types of terminations. Plan fully funded, I’ll skip that one. Not very relevant for us. Voluntary distress plan underfunded, that’s what we call the debtor-initiated or company initiated termination process through bankruptcy and involuntary termination, that is PBGC implemented and one has to remember that the PBGC has dual roles, one to enforce the system to make sure companies are funding what they’re supposed to fund, so any particular plan is living up to the rules, but really their primary function is as an insurer for all plans so they have a job and an obligation to cut their losses when they see a plan that is going in the wrong direction and not likely to get better but to get worse.

The variety of alternatives to termination funding waivers, these are things we looked at early in the case, multi year funding waivers which has not been done but we pursued. Freezing the plan which basically means no further accrual of benefits, and restoration funding, that’s a PBGC option. If they don’t like the follow-on plan that one has come up with after determination, they can, in essence, restore the plan and putting right back in your lap. Not a happy alternative one, that our settlement with the PBGC largely gets rid of.

Distress termination, I’m not going to spend a lot of time. People can look at that. That is something that we had filed a motion to initiate that process, the standards for distress termination are such that you have to be able to show that you can’t get out of bankruptcy, you can confirm a plan of reorganization with those pension plans in place. Every plan has to be looked at separately, by the way, and unlike US Airways where the predominant underfunded liability was in the pilot plan, United’s fortune or misfortune was what there were four plans that had basically 25% of the underfunding liability. Go figure.

So that created issues for us and really meant that we had, in our view, to get rid of all plans, not merely one or two.

The other thing one needs to know about distress termination process is that the PBGC is prohibited from processing a distress termination, that is to say even if you satisfy the standards, they cannot process a distress termination if doing so would violate the terms of a collective bargaining agreement. All of our collective bargaining agreements, arguably, require the maintenance of defined benefit plans so if you go down the voluntary distress termination route it means you have to couple that with a Section 11-13 process. So you get two for the price of one.

Again, PBGC cannot terminate if the CBA is violated.

So let’s talk about the PBGC United settlement. This is a little bit different. Again, PBGC has a couple of roles in making sure the taxpayers don’t get soaked more than is unavoidable is probably number one on their list. When the PBGC takes over a plan, they pay guaranteed benefits up to a cap. You can see those are for 2004 with respect to, obviously, certain employees, pilots with lots of seniority, retired pilots and others. This hits a lot harder than it does for more junior people or people in other represented groups.

Replacement plans. Let me skip that. PBGC claims. Let’s go — let me back up a minute. The involuntary process where the PBGC initiates, they can do that in court or out of court. If they do that out of court and the sponsor agrees, that is, the company agrees, yes, this plan should be involuntarily terminated, then at least according to the 2nd Circuit in the Jones and Laughlin case, the unions have nothing more to say about it. They have no standing to object to the involuntary termination process. Some of our unions have referred to this as a cheap legal maneuver to do an end run around Section 11-13. Obviously we don’t view it that way but it certainly does have an impact on their ability to have something to say about the termination.

We ultimately worked a deal with the PBGC, as people know, 1.5 billion in securities to the PBGC in exchange for their agreement to initiate the internal processes determining whether to terminate, certainly, their pension plans. Other terminations were already under way with regard to the pilots and the ground plan that covered many of their machinists and mechanics. PBGC

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

gets an unsecured claim. They assigned 45% of that to United, creating some currency that can be used to handle other unsecured creditor or secured creditor situations, which may be of some interest to people in this room.

Benefits to United, obviously $4.4 billion in contributions no longer have to be made. A whole bunch of other claims that could have been asserted by the PBGC and other agencies of the federal government are going to be taken care of with that 1.5 billion in securities and basically there is the elimination of the whole overhang of the pension litigation distress termination 11-13, right to strike, all of those issues were largely rendered irrelevant by this transaction.

The union’s objection to the PBGC agreement, again, saying it was a unilateral act by United that we paid the PBGC the 30 pieces of silver to abdicate their responsibility and to terminate the plans, Judge Wedoff overruled those objections, granted the motion, there are various appeals pending with respect to that ruling and we’ll have to see how that plays out in the weeks and months ahead. Hopefully it won’t land with the same judge that issued the antitrust ruling, with any luck and I think given the time that’s as quickly as I can run through that, Reno.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Thank you very much. Just for the sake to keep the conference on time, I am very keen to do it, we are going to skip the Q&A session, so hopefully our guests are going to be around maybe after the conference to be able to answer some of the questions for the investor, but thank you very much.

Unidentified Speaker

Thank you.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

For our closing note speaker is a person that needs very little introduction since he is widely recognized as being one of the most charismatic figures in the airline industry, yet I’ll do my best to summarize such a long and successful career.

Mr. Gordon Bethune served as a U.S. Navy aircraft maintenance officer and thereafter held several senior positions at airlines including Braniff, Western Airlines, Piedmont Airlines. In 1994 - excuse me, 1988, he joined Boeing Corporation, where he was responsible for the manufacture and production of the Boeing 737 and 757. In 1994, February 1994, he joined Continental Airlines as chief operating officer and became the chief executive officer in November 1994 and ultimately the chairman of the board of directors in 1996. Under his guidance Continental became arguably one of the most successful, if not the most success restructuring stories in the airline industry.

Over the past few years, Continental has been consistently at the top of the chart among the legacy carriers in terms of operating profitability. Mr. Bethune retired from Continental in late 2004 and is currently serving on the board of directors for Honeywell International, Sprint and the Willis Group.

As an aside, Mr. Bethune is also a licensed commercial pilot on Boeing 757, 767 and DC-3. He is also licensed as an airframe and power plant mechanic. Without any further ado, it is my pleasure now to introduce Mr. Gordon Bethune.

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

Thank you and it’s a pleasure to be here. And it’s always difficult because you want to understand your audience and I guess I do and it’s a tough group. I guess all of you are mostly masochists, figuring out how you are going to loan or participate in financing of airliners and it’s funny because people like to talk about the airlines, and I say, what’s the ticker symbol on the New

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

York Stock Exchange for the airlines? I never saw it. And the answer is there isn’t one. They are not all alike and they are very different.

So when they talk about “you can’t make any money in the airlines, that’s kind of like you can’t make any money at the racetracks, either, if you don’t know anything about horses. But if you do know something about horses and about this horse and this competition, you can make a lot of money, right?

So I guess you are more interested in not the airlines, but what airline to you want to have a transaction with? What airline do you want to put your airline to work with or where do you want, who do you want risk?

And I have got to tell you because we just listened to some of the bad repercussions of the wrong airline. You guessed the wrong thing, it came up black and you bet red, tough shit, right? Well, that’s what happened, okay.

But the answer — and there’s a lot of important information to work out, but airlines are not deals. Now I know that you do deals, but you are doing deals with something that isn’t a deal. While things sound good and you sit there and you have all the explanations and all the numbers come up and you say, yeah, we’re going to do this and we’re going to put this and this will be our debt equity and you know what? How do you get those 40,000 to 80,000 people to do any of that shit? And the answer is, most of them, if you just listen to — read the paper, you find out that a whole lot of those guys have got their arms crossed and they’re all pissed off and they are saying screw you, you make it work.

So if you look at the history books, there is a whole lot of failure, there is a whole lot of good ideas, and I don’t want to define a good idea but great business plans that never come to anything. They’re all failures. Because you don’t know how to implement a good idea. We’re going to get a restructured company, let’s say United, but how are you going to take a restructured company full of pissed off people and revitalize the company and make it profitable.

Or you restructured the balance sheet. The judge can fix your balance sheet, but he can’t fix your company. If you’re a shitty company and you go bankrupt you are a shitty company and you don’t change, you’re going to come out with somebody else’s money and lose that, too.

And that’s what Continental did. If you take a look at the books in 1983, it tanked, one of the first airlines to tank, rip up all of the contracts, this is through 11-13 and all this stuff that is now much more complicated and you kinds of do what you want to do and whack all those guys, whack the lessors, whack the owners, whack all the employees, whack the pension, had the cheapest product in the sky. CASM, that wonderful metric, was the lowest in the business.

And what happened to them? They went right back in the tank in 1991. You know why? Shitty company, shitty product. People pissed off. When I was an airplane mechanic, you heard that I had this license, right? Well I know something about mechanics. And one of the things I knew was you know how much faster I can fix an airplane when I want to fix it than when I don’t want to fix it? Screw you. You screw me and I’m going to screw you back.

And so if wage rates are $20 when the prevailing wage is $25, it’s going to take me two hours, or $40 to get you an hours worth of work. Because that’s human nature. So some of the problems that you run into being in the financial transactions in this business is getting the wheat from the chaff. Not just looking at the numbers, but what’s behind the numbers, what’s behind the guy in the big Italian suit who’s talking really good who can’t do crap when it comes to delivering. Have you ever seen anybody like that?

Well, they had 10 guys, 10 CEOs in 10 years at Continental. And so here I’ve come up number 10. And all of these guys, these were the same people who went through two bankruptcies, 10 CEOs, a bunch of busted promises, a bunch of busted contracts and they’re looking at me like this, screw you, right?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

And the answer is, how do you get those people to kind of get engaged and get going again? And that’s a challenge and it’s going to be a challenge for any company that goes through all the heartburn and the heartache that you are seeing today at USAir and United and other places that have to file Chapter 11 and have to do very bad things to people whose expectations were way to high.

And they talk about an underfunded pension plan, it’s actually an overpromised pension plan. The promises were crazy to start with but they were leveraged deals which were made because it was more expedient to put off debt on somebody else than to do it today.

So when I came to Continental and I thought I was getting into company that just was a 10th place airline. Actually, it was a ninth place airline, but when they added the 10th airline, we snapped in and grabbed 10 on shit like on time and customer complaints. One of the worst airlines in America. And I thought, you know, I had been there for a few months and they decided either they’d throw out the currency yield and ask me by default. They didn’t have anyone else in the room dumb enough to listen.

Would you take over and run this airline and come up with a plan to put this place back in the air?

So I had a young man who was working with Baines (ph) company in the maintenance department, he was a really sharp guy and I had a couple weeks of do this and I came up with this plan and I am going to tell you really briefly about it and it’s going to be fundamentals and I know you know the fundamentals but let me just go through them.

They called this plan, it was all done after hours, we called it the go forward plan and that’s because these people at Continental always looking in the rear view mirrors of life at what Frank Lorenzo did and who screwed them out of this and all the bad old shit and the wage cuts and you know why we never put rear view mirrors in Boeing airplanes? Because it don’t matter at 500 miles an hour what’s back there.

You have to look up here and not back there and that’s what they were doing and just all embroiled and so we called the plan a name so that the people who actually have to do some of the stuff, and if you tell them we have to measure ROE, to them that’s a fish egg, so you have to use things and names that mean something.

And we broke the plan into four parts, and I know there is only two mostly, but we did it in four and we called our market strategy, and I want to tell you because we did this over dinner and we had wine so things got a lot better, but we said “Fly to Win,” we’re going to use the market strategy “Fly to Win” and we used the word “win because somebody could say, we should win, I’m tired of being a loser all the time. And we said we’re trying to market where we’re going to be and I said, this was a pretty good night, I had a great idea, “Why don’t we fly to places people want to go to? Shit, write that down.”

We looked at our flight maps and we had three flights a day between Greensboro, NC and Greenville, SC. Who lives there? What the shit are we doing going back and forth? And it was strategic. Well it’s not strategic to lose money. And we wrote that down too.

So how do you make a profit in this business? Stop doing things that lose money is a good start. Stop it. Don’t do anymore of what you were doing that was no good.

So a good step in revitalizing a distressed company that is about imminently in bankrupt — or bankrupt is to stop doing all the things that lose money and start listening to the things that people really want and they want to go from here to here and you actually have some market strength and we went back to Houston and Newark Airport here in New York. In Cleveland. We knocked off all the crazy cities we went to and we started to put first class seats back in airplanes. Because 10,000 letters said, hey, you stupid SOBs, you took out the first class. Why don’t you just put it back? And we did.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

We didn’t need to hire Mackenzie and Company to tell us that. We didn’t need Baine to evaluate where we screwed up the frequent flyer plan, which used to be the best in America and now is the worst. We’ll just put the old one back.

So we did a few fundamental things that today if you look at Continental Airlines and say, only fly places people want to go to, but they’ve got more J.D. Power awards because they’re doing things where they provide the products they want to pay for and remember it isn’t like, what do you want? It’s what do you want and we pay for it.

And that’s a real short list. So we wrote that list down. Work it. “Fly to Win” is still the backbone of Continental’s market strategy. It’s very simple. It isn’t esoteric. It is pretty straightforward.

Now the financial plan, we gave a name, it’s called “Fund the Future” it was kind of fun because we said if you don’t get the funds there ain’t no future and every day we called them last suppers because we didn’t know when we got back in whether we were going to be there because our information systems were so antiquated we didn’t know where our cash burn if we were in at a float, in or out of a float, and the third time, I think, would have been a charm for us and we were critical on cash and we had a fleet that was a ragtag of five different airlines, People’s Express, Frontier, New York Air, Continental and the regular Texas Air and the all main thing they had in common in their appearance is they were all a-peeling. Peeling paint.

And you’ve got to stop. You’ve got to stop losing money. You’ve got to get some airplanes and tools that can actually — that you can work with and you’ve got to get some bucks. You’ve got to — we not only restructured our debt with our major lender, GE, and talked about making good on airplanes that we gave back to lenders, not just dumping them in their laps and saying, screw you, see you in bankruptcy court, but a work out, help them place them in other places like India and help teach Indians to fly A300 because we didn’t want them.

Got rid of those, called Boeing and said we need the $60 million we got on deposits back. We just laughed (ph) at them. He was a good friend and after a while — Ron Woodard, ex-president of Boeing, he says, Gordon, you know, because I helped sell those airplanes at too high a price to Continental so it was my fault.

And he knew that too, he could kind of get me back and I said I really, we really need the money, in February 1995. He said, maybe I could give half of it back you. And I said, could you wire it to me tonight, Ron? He did. He wired $17 million to me that night just to get things started and another $10 million after that.

And from that day on Continental never went lower in cash. We actually earn rather than burn money. We got the newest fleet. We financed them at a 50 year low in cost of capital in this company. It’s the most fuel efficient and one of the newest fleets in America. But they’re the tools that you need and a capital structure that, gosh, today is nothing to brag about but compared to others it is pretty good but it actually has a lot of liquidity and a lot of structure so that the company, I think, is well-positioned. When they fund, say “Fund the Future,” we have got a financial plan that works.

And so today that’s kind of where you lock it up. You go to the board and say, well, here’s my market plan, here’s my financial plan, pick me to be the CEO, I am going to save your ass.

Well, you know what? If you’re 10th place out of 10 airlines in product integrity or the way customers see you, do you know any successful companies that have shitty products. If you are going to make pizza, sooner or later you are going to have to make a good pizza, right? And who decides what a good pizza is? The customers decide this, you don’t decide it. That’s why there is 31 flavors at Baskin Robbins. There is 31 right answers. Well you know what they want in the airline business. You know what they want. They want to get to Houston safely with their underwear in a consistent fashion. Why don’t we just do that? How hard can it be to schedule airplanes to fly to places? I’m a pilot I can do that. But did you know we use average times for everything? Did you know that nothing works on average and that the winter has a different westbound en route time than the summer?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

It is different getting into New York on the transcon here on Friday night than it is on Tuesday morning and if when you ask a concierge at a hotel, how long will it take me to get to the airport he will say, “when are you leaving” because the traffic is different.

So I told the guys you write the schedule. When you get the operations people will tell you okay on the times that you use, not the where we go but the when we go and I tell people if you get us in the top half of the 10 on the on time, I’ll give you half the money we spend every month. And that was $6 million bucks a month and this was 1995, right, 1994. And the guy said, well, it turned out to be $65 a month manager and below. That was the story.

And one guy kind of said, well, you’re not going to get anybody’s attention at $65 a month. And I said I bet you Donald Trump, plop three 20s and a five on Columbus Circle and I bet you he picks you up. Bullshit. 65 bucks is more money than they have today. First month that we tried that was February 1995 and we came in fourth place and the guys in payroll wondered, hey, just stick it as a line item on the paycheck and I said, no, separate check, got to sign it, no automatic deposit, and the memo on the check said, thank you for helping us being on time, February 1995. 65 bucks. Remember, everybody, manager and below. And my secretary assistant, she got one, talking to her friend, holding that check, and she looked at her friend and said, “Are you going to tell your husband about this check?”

No way, man, a new underground economy started in March. In March, the next month, we came in first place. Continental had not been first place in 60 years. But they got another check. April, they came in first place again. And it’s just dynamic. People just changed in the way they saw themselves that you’re not a loser, there’s not anything wrong with you, you just want to work together in a consistent fashion with pure goals, right?

Let me just tell you how the dynamics change, because this is not a deal, this is how airlines work. Let’s say if the five o’clock flight, Houston to New York, one of our more bigger, heavier flights. And at the close of door, 5 p.m. and the lead flight attendants says we’re 20 meals short, on a 250 seat airlines. She ain’t going to do that. She tells the caterer I want 20 meals and he works for us and he says I don’t have them here I have got to go back to the kitchen because they’re not on the terminals. And she says screw you, go get them, because we’re all sitting their on the airplane, 20, 25 minutes we got those meals.

Because the next day in the old days, when the indictments were sold for who was late and why, it wouldn’t have been her, it would have been the damned caterers and they’d have got the beating and nobody gave a shit so everybody is pointing at the pilots, at these guys.

Well after the 65 bucks then you’ve got to beat United and Delta, then it don’t matter why we’re late. You ain’t going to win. So she looks at this guy and she says, don’t do this again and she finds some institutional investors that will trade their food for booze in the back but she gets the goddamned airplane going to New York.

You know why? Because she wins when you win and we became the most reliable, over a 10 year period, airline in America. Continental. You bet. You take a look at it day in and day out. Now it’s the top three you get paid and if you get number one you get 100 bucks, even after 9/11. Still the most consistent. Not always number one, but very rarely less than number three in the big 10 and that’s consistency and that’s still the same thing and they look up and they come to their mailbox in the middle of the month and there’s no check there and they say, where’s our check? We were number four this month, let’s get off our ass, let’s get going and it puts them right back in to what we want to do.

So that’s three. We called making reliability reality instead of talking about it, do it. And the third thing is a term I borrowed from Boeing and I admit it, it’s called working together because I know that there are no successful companies that don’t have people who like coming to work there. It just doesn’t happen. If you don’t like your job, you don’t like your work, you are not going to beat the competition and in our business, Continental in the airline business, it is kind of like the racehorse business, like I said earlier.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Did you know that the thoroughbred racehorses don’t get to race the farm animals? They’ve got to race each other. And it’s really tough and they really are all really good. And the owners and the trainers have a lot of money in them. And you get the best jockey. So what’s the difference between being a winner and a loser in the thoroughbred racing business? Sometimes it can get down to you carry two extra pounds on your jockey’s ass so that horse doesn’t have to. That’s it, you lose. So in our business we fly the same airplanes to the same cities using the same approach space using the same fuel. Guess what, what’s the difference in that? Well, you’ve got to have people who kind of want to.

And you remember some of you were probably caught in it, a couple years a go the big blackout on the East Coast, New York area airports said that Friday is shut down, black. American, I think, cancelled 200 flights to JFK and LaGuardia that Friday afternoon. United and Delta had about the same between LaGuardia and JFK. We cancelled seven in Newark. People were getting in cabs in JFK and going to New York because Continental was still going and they wanted to get out of town. And we used flashlights and 10-1 (ph) magnetometers, but airplanes had power, the field had power. We made a couple of million bucks that weekend and I said turn the lights off every weekend.

We only took the high yield tickets. Sorry, you’ll have to wait. But the facts are, I was over here talking to a bunch of airline analysts and they said, why is it that you were flying and everybody else was canceling? Because their people wanted to. That’s the difference. When you don’t want to do something there is a million reasons why you don’t have to do it and when you are ambivalent about doing something, shit gets in your way but if you really want to do something you kind of get it done.

Well, if you have employees in a business as competitive as this one who actually want to get you there, then it happens more often than not, so we look at the completion factor of airlines today and what percent of flights scheduled are not flown. Well, on an industry average about 1.5%. What do you think Continental did? Less than 1%. So what’s that difference of 0.5 to 0.7% of flights that we complete that our competitors don’t? That means less refunds. We get to keep the money. Because you’re going to make the expense except fuel anyway. More reliability, more dependability. All of the things that customers like. And when we talk about working together you say, how do we get that done? You communicate with your employees, so I started every Friday, a voicemail for 10 years, never missed one. Letting them know how we feel, what we do, how we’re going.

Everyday corporate communications but out who did what to whom in our business, who did what to whom in our company, what our stock did and what our on time did and what our baggage did. Everybody, every day. There is an 800 number you can call from your Lima hotel room or in Tokyo, see it pop up on your email screen or hit a bulletin board. You know why? Because if you ever watch these team sports like the NFL, before the play there’s a huddle. Who’s in the huddle? It’s not just the big shots in the back field. It’s everybody on the team, got to know what we’re going to do, what’s going to happen and what your role is going to be.

Once you start feeling like this is kind of mean, we’ll put 15% of pretax income to the employees. Profit sharing plan. That’s a name they had never heard at Continental. Profit sharing. And we should have had loss sharing, but they never wanted that, it was a profit sharing plan. And they began to feel like investors feel, like EPS mean something. You knew that when the investors won they won and when the investors lost they lost. If the customers win they win and if the customers lose they lose.

You see the difference there? How you can get people kind of engaged to where we don’t have winners and losers inside the company and customers and owners. And guess what else? When you own kind of some of the profits, I can tell you a pilot is working a lot harder on full flight than he is or she is on a half empty flight. And they begin to see more customers, it’s just more about them, work for them.

So when you’re part of the action, you get a profit sharing check every year, come on down, we’re glad to see you today. Your attitude changes about what it is you’re doing.

So there is a dynamic in this business that is not apparent on the surface of the balance sheet or the income statement or in the court room and it’s all down to how it will play out in the field and it is all about knowing how to get people to want to do

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

things and I just made a career about thinking about why do fisherman put bait on the hook? And they finally figured it out, because the fish don’t think about you. They have an agenda that doesn’t include getting in your boat and feeding your butt.

So it’s incumbent on you if you want to be successful to motivate that fish to get into your boat. The same thing with live people. Mechanics want to help you be successful and you tell them, well, you have a job. It’s like telling the fish you should be happy you’re in the water. The fish don’t see the water and the employees don’t see the job as anything more than a job unless you make it more than a job. You make them want to do it. And then and only then will they do a better job than the guy next door and if you can get your employees or your company, the people who work for you and with you to want you to win and to want to beat those guys for whatever reason, then you’re going to be a winner and if you don’t have that you’re going to be a loser.

Just like on the racetrack, eight, 10 horses out there every week. We get a couple winners. Which one is it going to be? That’s your job. And I know you’ve got a tough one and I’m not trying to be a smartass and I’m not trying to talk down to you but I’m telling you it ain’t just about deals. The deals are great and the deals will kill you don’t do them right. But if you get the deal with the wrong guy it is like a written guarantee.

Did you know that a written guarantee received from some people would be more worthful or have more value if the papers were blank, because then you could actually reuse the paper because the shit on there isn’t worth anything. And you know that.

So that’s my two cents on the airline business all in all. But I tell you what, you think, if everything I said today, you already know that. If everybody knows that it isn’t about self actualization before you get the oxygen and the water and the food you need, well then how can we have all these metrics and all this complexity on a company on a strategic plan where we don’t even get to the airport on time with the underwear.

Well, you can not be successful, I don’t care what kind of in flight entertainment you have, whether you have wifi or you don’t have wifi, you lost your bag and I hate your guts. And that’s (inaudible).

We have time for questions, Reno? If there’s anything I can answer I will try to make it brief. I know you have got a jammed schedule and your dipstick is probably reading too close to over service already.

Anybody got any questions at all? Yes sir, right here.

Unidentified Speaker

Obviously, Mr. Bethune, you are quite passionate about Continental Airlines, as well you should be. We have heard so many things about the airline industry over the years. The original legacy carriers failed because they didn’t have a good hub and spoke system. And now they are saying legacy carriers have these hub and spoke systems that these are great financial burdens and that’s not the way of the future.

Everyone is trying to mirror image these low cost carriers, that supposedly that is the way to profitability. The government isn’t involved enough. It’s too involved. Bankruptcy laws are flawed, they need to be fixed. I don’t truly believe anyone has the answer.

My question to you is we hear so much about overcapacity, consolidation. Two years ago I believe I read an article from “Wall Street” entitled “Kill United,” that that was the secret. In the next five years what’s the airline industry going to look like in this country in your opinion?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

Here’s the deal and I got to tell you when you read about the death of the hub and spoke system, when I was in college I wouldn’t even date a journalism major and guess who wrote that story? Someone who doesn’t know shit about this business, okay?

So do you think you can go to Sarasota, Florida to Spokane, Washington on a nonstop? Ain’t never going to happen. And there’s not an airplane efficient enough, not enough people that want to go when you want to go and there is not enough air traffic control capacity in this country to handle that many cities fare non stops.

So it means that the people in Sarasota or Spokane can’t visit each other if we can only have non-stops. So that’s 40% of the economy in those kinds of cities in America. I’m going to tell you are we going to not have 40% of the country? Bullshit, somebody is going to go get them because there is money to be made doing it, you just have to do it in a cost effective manner, but the market is there.

Now everybody would like to have New York to L.A. because it’s huge city fare to city fare and that’s good but there’s always going to be a new way. Now what had happened to us in the last few years is you get, one, complacence in the business and I have got to say the legacy carriers became complacent and arrogant. That’s one of the As, was arrogant, the other A was another part of the anatomy. You get people who say, well, you can come into our city because you are nobody and I’ll let you have a $10 fare advantage because I’m me and I don’t have to worry about it.

Bullshit, they’ve got new airplanes, new people, they’re pretty nice people. Instead of having sky Nazis they help you up with your bags and the next thing you know, for 10 bucks, well, it isn’t the old 10 bucks, we had to go through the travel agent and that was the big barrier to entry, you had to get through the distribution system that we have in this country. Now you’ve got the Internet. jetBlue got instant credibility on the East Coast because it said, find me the cheapest fare to New York and boom, this company jetBlue popped up. And they got instant traction.

And they buy airplanes as cheaply as everyone else. All their employees are 25 years old. They don’t have a pension plan, they don’t have anything like that. They’re all incremental costs. So you have to IPO this thing and get out because accounting says when the airplanes are three years old and one of them is parts but you’re paying for 10 and you’re only flying nine and you’re starting to look like everyone else.

Well it’s an evolution and now you’ve got — the only way to keep those costs low in this low cost carriers is to grow. Get another 10 and another 10 and another 10 so your average costs are low, but we’re running into each other. jetBlue is running into Airtran, Airtran is running into Frontier and you’ve got a lot of competition. Well, it is going to sort out. It is sorting out. Always has sorted out. There’s these barriers to the sort, which are the bankruptcy laws, but at the end of the day, I told you that if you’re not a good company you are going to lose all your money. Somebody is going to take the business away from you.

So it’s not anything different from any other industry where the industry sort (ph). Now we all make money today, at least Continental and you see a lot of expansion out of New York, because New York airport works internationally. They just started Bristol. They’re going to do Shanghai, now, Belfast. Who do you know is flying New York-Belfast? Nobody. So that’s a good market to go to and the international carriers are making money. You have to subsidize the losses in the domestic market. When the domestic guys start flying in the Caribbean it kind of works. When they get to Latin America it doesn’t work because the Internet doesn’t work down there. So your distribution channel is ours and you’ll know them.

So things get more complicated. This is a phenomenon in our country, it will get sorted out but new guys who keep the discipline and the focus on consistency will do well and the ones that say proliferation of models and all this shit will fail. The legacy carriers that don’t change will fail. The legacy carriers that keep their nimbleness will win, just like anything else. I don’t think it’s different. I just think it’s novel, or it’s capital intensive and labor intensive (inaudible).

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

This place didn’t work after 9/11. I mean, four days when we couldn’t fly. Might as well not have had a Honolulu because you couldn’t get there, right? Remember double click on amazon.com? That never showed up. Nobody went to M.D. Anderson (ph) cancer treatment from around the world because you couldn’t get to Houston. So the whole economy is predicated on good air transportation. That is why the government should make sure that they have that and after that that if they could take airline out of their lexicon it would be good for this country.

Do you have a question? Yes, sir.

Unidentified Speaker

Oh, okay. Under the right circumstances, would you duplicate the same experience for Continental with another carrier?

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

No, you can’t say that. I don’t know if I could — I might pump my chest for a while but I’m not going to (inaudible). I don’t know. I’ve had a couple of offers from people that actually. You know - I know you know this — how many crazy people there are in the world? I swear to God, P.T. Barnum knew something about — there’s a sucker born every minute so they come to me and — I got this one, I’m going to color the name over. It’s Green Hawaiian Airlines. And they have money. There’s a seacap of a couple too (ph) and they come (inaudible) and they want to start an airline in Hawaii. And I say, can you think of another dumber thing to do in this day than to start another airline in this country? And I said, yeah, one thing, start one in Hawaii, where everybody is bankrupt.

And so here comes another guy who wants to do New York-Stansted Airport. What do you think is going to happen when you do that? Yeah, you’ve got low cost but people aren’t stupid anymore. Even American figured out that they can’t let jetBlue just add capacity and get a fare advantage. Even Delta, for crying out loud, realized that. So when you come into somebody’s territory today, you are going to get a double-barreled shotgun of competition and nobody is going to let you buy their customers. So as an example, America Trans Air came into Newark about 18, 24 months ago and it was interesting because they made the announcement that they were going to be Newark’s low fare air carrier and at the same time they worried about their ability to service their debt.

So that was interesting. And I thought we were the Newark low fare air carrier. So they put a non-stop to San Francisco, every seat, every flight, 800 bucks — or 250, I’m sorry, I asked what we were, we were 800. So I guess the fare is 250, so we made all our fares 250 because that’s what they said it was going to be and we had to add more elasticity and at 250 a lot more people want to go to San Francisco so we got in there and we slugged it out with them and we got 156 seat, they were running 180, we’ve got a movie, they don’t have a movie, we’ve got food, they don’t have food. So let’s see who wins.

Well, they did that for four months and made the fare, what, 79 bucks. Guess what you do, you make the fare 79 bucks. You don’t pick it, they pick it. And you add more capacity because at 79 bucks you have got a lot of people that want to go. And guess what, they are still running at 30% load factor. You’re running at 60. I’m not sure you’re doing really well but they’re not doing well either and then the next thing you know they’re hiring this law firm right here or somebody like them and saying, gee, what’s that 11-13.

If you’re going to die you might as well die here than die later because if they can take San Francisco away from you out of Newark then they can take L.A. and Seattle and Denver and everything else.

So I don’t know if you start today whether you’re in really good shape because even the dumbest of us and there’s a big contest to see who’s going to win that award, who’s the dumbest. It looks like - I’m not going to say anymore but even the dumbest of us start to get it and it’s a business - it’s just a tough business. Kind of fun.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Yes, sir?

I’m happy to answer them.

Unidentified Speaker

Mr. Bethune, regarding pension plans, these gentlemen had brought up United’s in a discussion earlier, bit if I am correct, as far as I understand, obviously, United, USAir, defined benefit plans growing, Delta’s frozen their. The pilots at Northwest have offered theirs up at this point to be frozen. Talk to us about the future of defined benefit plans in the airline industry.

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

I just finished a Prudential board meeting over here across the river and we talked about, because of the kind of business and defined — what happened if you looked at defined benefit plans and where they went awry. Steel, U.S. steel industry, airline industry, right, auto industry, all suffering from what? Because they are highly leveraged, capital intensive and they had very strong, like United Autoworkers, trade groups that can just leverage the crap out of you to make promises that you don’t have a clue how to keep. You, nor I, nor anybody in this room can hire a person today and say 30 years from now, whatever we’re paying you and we don’t know what you’re going to extract from us, we’re going to give you 0.8 of that for the rest of your life. You can’t do that. It’s a preposterous assumption and because they used to do it, now we’re coming out of the reality that even United Airlines can’t do it.

Even the government — the only reason the government can do it is because they got you to write them a check every April 15 to cover the balance. So the government, our government needs some legislations to allows what they outlaw (ph), defined benefits. Require defined contributions where the employee has an equity position in it where if you die he doesn’t die and everybody shares the risk for that how that is managed and how it turns out when you are 65. But the current system doesn’t work for steel, doesn’t work for airlines, doesn’t work for auto, doesn’t work really for anyone except that the market timing hadn’t caught up with everyone else. And I think our government is finally getting it but companies like Continental just can’t unilaterally tell your employees that you’re converting to a defined contribution.

First of all the accounting rules to do that, penalize the crap out of you and if you’ve got a cash crunch you’ve really got to have one if you convert, because you have to make it whole in three years. There’s just no way to do it.

So it needs legislation, the Congress needs to act. That the idea of letting people make promises, well intentioned as they are, extracted with some leverage, is preposterous, and it is almost criminal because the guy who is dumb enough to believe you is 65 adds up with what, half a loaf (ph). It’s sad because American workers (inaudible).

But you know, the math is the math. Did you know that if you are flying an airplane going westbound into the wind and you are really worried about fuel on the landing and you’re looking and you’ve got way too much wind and you’re looking at the fuel and you think, goddammit, and you tell the first officer I want a full tank of fuel and I want to be in L.A. with 10,000 pounds on top. Look at that damn totalizer (ph) pushed north of the optimum track 100 miles, you stupid shit, we’re not even going to make L.A. with this damn fuel. He just reaches up and adjusts the fuel indicator and makes it read full. And I said, well, that’s better.

It don’t matter, the engine doesn’t run on the gauge. Maybe you run on the gauge but the engine just quits when the fuel quits. So I don’t care what the accounting says, the pension doesn’t get paid. I don’t care what the promises are or what the contracts say, it’s not going to happen, pal. Not going to happen. And you are at risk and until our Congress changes it and the risk is shared and mitigated and understood, then we’re headed in the wrong direction.

How are we doing on time?

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Reno Bianchi - Citigroup — Director, Corporate Bond Research

One more question.

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

Right here by the door.

Unidentified Speaker

More of a comment than a question. I haven’t flown Continental recently so I can’t make a comment on Continental, but we have, what, five, six airlines in this country, all of whom have such a consistent poor record of service and it is really hard to tell one from another, it’s hard to imagine they can all be consistently bad.

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

I can tell you haven’t flown Continental.

Unidentified Speaker

Given what you talk about, which seems like common sense, why is it that the airline, the generic airlines, except Continental, find it so difficult to ascertain the value, or if there is any, of service. They obviously don’t believe what they are preaching because you can only judge people by their actions and their actions are they don’t believe it. What is it about the industry that causes this? Because it’s just a complete mystery. It’s very baffling.

Gordon Bethune - Continental Airlines — Retired Chairman and CEO

I think you’re right. One, you build fleet plan which is capital intensive, which you made the mistake and you’re kind of stuck with it with the employees. If you get on the wrong track — I’m going to take a minute because I told a story about American Airlines, which is a great competitors of our as you remember that Don Carty actually took over and bought a little company called Reno, which precipitated the pilots’ massive sick-out. I don’t know how much hundreds of millions of dollars, just trying to do the right thing to the airline. And I was giving a speech at MIT, and I don’t know it was his board member who had asked me, it was a professor on the American board and after my speech he said isn’t it horrible what the pilots did to good Don Carty. Because I knew Don, Don is a nice man and kind of had retired (ph).

And I said, well, you know, you should have expected that. And he said, why was that (ph)? And I said let’s just say Don and Kendall owned a dog and he kept it in his backyard and he kept it on a chain and every day he would walk out and kick the shit out the dog, right? And he never lets the dog get too close to him because he’d bite him. Now Don would go with them but never kick the dog because Don is too nice a guy.

One day Kendall says, you know what, Don? I’m tired of this game. I’m going to retire. Here you can have the dog. Don reaches down to say, hi puppy, how are you? The dog bites the shit out of you. You changed the owner, you didn’t change the dog and you don’t change the dog’s attitude over night and once you get this contentious relation that’s adversarial over years, and then the polarization that the unions are, you’re a no good son of a bitch and you just beat the shit — like Northwest.

FINAL TRANSCRIPT

Jun. 07. 2005 / 2:00PM, C — Airline Industry Conference

Well it’s not easy for a new guy to come in and get some people and the people kind of like it the way it is, the ones that are in power and have the duessuminya (ph). It’s a difficult environment to make the changes, so it’s your right and the answer is nobody is going to win until you get the consistency in the business that gives the airline some value to you.

Once again it gets back to, many of you wearing a wrist watch today. And I could ask you, I said, why do you wear that watch? Well, you said, because I can rely on it to give me accurate information when I need it. Good answer.

How about if the watch had been running intermittently and stopping on and off for the week. Would you pick it up and wear it today? Absolutely not, it has no value at all. So the airlines that have real value, from a customers perspective need to be consistent and reliable. That means not only landing safely with the underwear, consistent with the way they see you and the way you are treated. If you are treated well, nice to see you, airplane’s clean, those are the secrets of success.

But we’re off over here measuring market share and who has got the lowest CASM or the ASM growth or whatever and we’re getting distracted like on final in a bad landing and you get distracting looking at the seagulls. Not a good time looking at the seagulls. We’re looking right here. Thanks so much.

Reno Bianchi - Citigroup — Director, Corporate Bond Research

Thank you very much, Gordon. Let me just finish with some closing remarks. First and foremost I want to thank our distinguished speakers who came here today. Thank you very much. We really appreciate it. I would like to thank all investors at F&D (ph) for taking the time out of your busy schedule. I hope you enjoyed this conference. I hope you find it useful. I want to publicly thank Citigroup for putting together this conference, in particular, my colleague on the bank loan side, like here, I would like to introduce Brian Johnson (ph) and John Secarvard (ph) who worked hard to put together this conference.

And definitely last but not least I would like to thank our conference planning people which are being led by John Donovan (ph) right there for taking care of further details.

Again, thank you very much. Good night.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2005, Thomson Financial. All Rights Reserved.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.